   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 16, 2000

                                       REGISTRATION STATEMENT NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                            SCREAMING MEDIA.COM INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

            DELAWARE                            7389                           13-4042678
(STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                            ------------------------

                        601 WEST 26TH STREET, 13TH FLOOR
                            NEW YORK, NEW YORK 10001
                                 (212) 691-7900
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 KEVIN C. CLARK
                            CHIEF EXECUTIVE OFFICER
                        601 WEST 26TH STREET, 13TH FLOOR
                            NEW YORK, NEW YORK 10001
                                 (212) 691-7900
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

            DAVID J. GOLDSCHMIDT, ESQ.                            STEPHEN L. BURNS, ESQ.
     SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP                    CRAVATH, SWAINE & MOORE
                FOUR TIMES SQUARE                                   825 EIGHTH AVENUE
          NEW YORK, NEW YORK 10036-6522                       NEW YORK, NEW YORK 10019-7475
                  (212) 735-3000                                      (212) 474-1000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
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                        CALCULATION OF REGISTRATION FEE

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                                                                    PROPOSED
                 TITLE OF EACH CLASS OF                        MAXIMUM AGGREGATE                 AMOUNT OF
              SECURITIES TO BE REGISTERED                      OFFERING PRICE (1)             REGISTRATION FEE
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Common Stock, par value $0.01...........................          $75,000,000                     $19,800
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(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
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    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
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        The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 16, 2000

                                             Shares

                               SCREAMINGMEDIA.COM

                                  Common Stock

                               ------------------

     Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be
between $     and $     per share. We have applied to list our common stock on
The Nasdaq Stock Market's National Market under the symbol "SCRM."

     The underwriters have an option to purchase a maximum of        additional
shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS.  SEE "RISK FACTORS" ON PAGE
4.

                                                                     UNDERWRITING
                                                      PRICE TO       DISCOUNTS AND     PROCEEDS TO
                                                       PUBLIC         COMMISSIONS     SCREAMINGMEDIA
                                                    -------------    -------------    --------------
Per Share.......................................    $                $                $
Total...........................................    $                $                $

     Delivery of the shares of common stock will be made on or about           ,
2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
                       DEUTSCHE BANC ALEX. BROWN
                                            THOMAS WEISEL PARTNERS LLC

               The date of this prospectus is             , 2000.

                         [LEFT BLANK FOR INSIDE COVER]

                               ------------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
PROSPECTUS SUMMARY..................    1
RISK FACTORS........................    4
FORWARD-LOOKING STATEMENTS..........   13
USE OF PROCEEDS.....................   13
DIVIDEND POLICY.....................   13
CAPITALIZATION......................   14
DILUTION............................   15
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.....................   17
BUSINESS............................   23
MANAGEMENT..........................   32
RELATED PARTY TRANSACTIONS..........   41

                                      PAGE
                                      ----
PRINCIPAL STOCKHOLDERS..............   42
DESCRIPTION OF CAPITAL STOCK........   43
SHARES ELIGIBLE FOR FUTURE SALE.....   47
U.S. FEDERAL TAX CONSIDERATIONS FOR
  NON-U.S. HOLDERS..................   48
UNDERWRITING........................   52
NOTICE TO CANADIAN RESIDENTS........   54
LEGAL MATTERS.......................   55
EXPERTS.............................   55
CHANGE IN ACCOUNTANTS...............   55
WHERE YOU CAN FIND MORE
  INFORMATION.......................   56
INDEX TO FINANCIAL STATEMENTS.......  F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL           , 2000 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING),
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     This summary highlights the information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before buying shares in this offering. You should read the entire prospectus.

                               SCREAMINGMEDIA.COM

     We have developed a leading global technology platform for the aggregation and distribution of digital content over the Internet. Using our proprietary technologies, we aggregate content from a wide range of content providers and filter, deliver and efficiently integrate this content into our customers' Web sites almost instantaneously. Our technology is compatible with existing and emerging delivery platforms, including wireless, and is designed to support a variety of content formats, ranging from text to streaming video. We believe that the ScreamingMedia solution offers Web sites the most cost-effective means to meet the growing need to provide high-quality content to their users, which is essential to building a loyal user base. We offer Web sites a single-source solution for their timely and relevant content needs and offer content providers an efficient syndication solution.

     We have assembled a growing digital content network, which as of January 31, 2000 consisted of over 530 Web site customers and 119 content providers supplying content from over 390 publications. We added 105 of our current customers in January 2000. We enter into contracts with our customers, typically for an initial period of one year, providing us with a recurring monthly fee. We also have a growing international presence, with 54 of our customers and 19 of our content providers based outside of the United States, primarily in Latin America, the United Kingdom and Canada.

     We believe that high-quality content is vital to Web sites in order to drive traffic, develop user loyalty and increase the length of time that users spend on a site. Web sites have limited options to obtain timely and relevant content. Traditionally, Web sites either had to produce their own content or enter into multiple relationships with a variety of content providers. These options can involve considerable expense, limit the range and quality of the content available and create integration difficulties.

     Our solution offers Web sites the following key benefits:

     - the ability to obtain highly-targeted, continuously updated content from a wide range of sources;

     - a reliable single-source solution, offering a compelling cost proposition;

     - seamless integration of content into the look and feel of the Web site, giving customers control over their users' online experience and enhancing their brand identity; and

     - a flexible and scalable solution that meets the needs of a wide range of customers and is easily adaptable to their changing needs.

     Our objective is to establish our technology platform as the global standard for the exchange of digital content and related services. To achieve this, we intend to:

     - rapidly expand our digital content network;

     - maintain and extend our product and technology leadership;

     - establish ScreamingMedia as a leading brand;

     - continue to pursue strategic relationships; and

     - expand our international presence.

     Our principal executive offices are located at 601 West 26th Street, 13th Floor, New York, New York 10001, and our telephone number is (212) 691-7900. The address of our Web site is www.screamingmedia.com. The information on our Web site is not part of this prospectus.

     Content Engine(R) is a registered service mark of ScreamingMedia. ScreamingMedia(SM) and Digital Content Network(SM) are service marks of ScreamingMedia. SiteWare(TM) is a trademark of ScreamingMedia. This prospectus also contains trademarks of other companies.

                                  THE OFFERING

Common stock offered...............................  shares
Common stock to be outstanding after this
  offering.........................................  shares
Use of proceeds....................................  For general corporate purposes, including increasing our sales and marketing activities,
                                                     expanding our international operations, product
                                                     development and working capital.
Nasdaq National Market Symbol......................  SCRM

     The number of shares of common stock to be outstanding after this offering is based on our shares outstanding as of January 31, 2000. This information excludes:

     - 3,769,928 shares of common stock issuable on the exercise of stock options outstanding as of January 31, 2000 issued under our 1999 stock option plan at a weighted average exercise price of $2.30;

     - 269,642 shares of common stock issuable on the exercise of warrants outstanding as of January 31, 2000 at a weighted average exercise price of $5.38; and

     - shares of common stock available for issuance under our 2000 equity incentive plan.
                            ------------------------

     Except as otherwise indicated, the information in this prospectus assumes the following:

     - the conversion on closing of this offering of all outstanding shares of convertible preferred stock into 8,411,314 shares of common stock; and

     - no exercise of the underwriters' overallotment option.

                             SUMMARY FINANCIAL DATA

                                                           YEAR ENDED DECEMBER 31,
                                               ------------------------------------------------
                                                1995      1996      1997      1998       1999
                                               ------    ------    ------    ------    --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total revenue................................  $  525    $  782    $  574    $  567    $  2,985
Total operating expenses.....................     419       772       669     1,163      16,479
Operating income (loss)......................     106        10       (95)     (596)    (13,494)
Net income (loss)............................  $  106    $   10    $  (95)   $ (610)   $(13,166)
                                               ======    ======    ======    ======    ========
Basic net income (loss) per share............  $ 0.10    $ 0.01    $(0.08)   $(0.48)   $  (1.44)
                                               ======    ======    ======    ======    ========
Weighted average number of shares of common
  stock outstanding..........................   1,100     1,100     1,175     1,283       9,115
                                               ======    ======    ======    ======    ========
Pro forma basic net loss per share...........                                          $  (1.04)
                                                                                       ========
Pro forma weighted average number of shares
  of common stock outstanding................                                            12,628
                                                                                       ========

     Pro forma basic net loss per share has been calculated assuming the conversion of all previously outstanding preferred stock into common stock, as if the shares had converted immediately upon their issuance. See note 2 of the notes to our financial statements for an explanation of the determination of the number of shares used in computing basic net loss per share.

                                                                   AS OF DECEMBER 31, 1999
                                                           ----------------------------------------
                                                                                         PRO FORMA
                                                           ACTUAL       PRO FORMA       AS ADJUSTED
                                                           -------    --------------    -----------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents................................  $22,122       $22,122          $
Working capital..........................................   21,930        21,930
Total assets.............................................   32,370        32,370
Capital lease obligations, less current portion..........      647           647
Redeemable convertible preferred stock...................   27,332            --
Total stockholders' equity (deficiency)..................     (447)       26,885

     The pro forma balance sheet data gives effect to the automatic conversion of our outstanding redeemable convertible preferred stock and our convertible preferred stock into 8,411,314 shares of common stock. The pro forma as adjusted data gives effect to our receipt of the net proceeds from the sale of shares of common stock offered by us at an assumed initial public offering price
of $          and after deducting estimated underwriting discounts and
commissions and estimated offering expenses payable by us.

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before deciding to invest in shares of our common stock. The trading price of our common stock could decline due to any of these risks, in which case you could lose all or part of your investment. In assessing these risks, you should also refer to the other information in this prospectus, including our financial statements and the related notes.

RISKS RELATED TO OUR BUSINESS

BECAUSE WE HAVE A LIMITED OPERATING HISTORY, IT WILL BE DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS.

     We have a limited operating history on which you can evaluate our business and prospects. We began our current line of business at the end of 1997 and began focusing exclusively on this business in the later part of 1998. You should consider the risks, uncertainties, expenses and difficulties frequently encountered by early-stage companies, particularly companies, like us, that are in new and rapidly evolving markets like the Internet, and using new and unproven business models. We cannot be certain that our business strategy will be successful or that we will successfully address these and other risks and uncertainties.

WE HAVE A HISTORY OF SIGNIFICANT OPERATING LOSSES AND EXPECT TO INCUR SIGNIFICANT LOSSES FOR THE FORESEEABLE FUTURE.

     We have incurred significant losses since our inception. As of December 31, 1999, we had an accumulated deficit of $13.8 million. We incurred a net loss of $13.2 million for the year ended December 31, 1999. We expect to incur operating losses and experience negative cash flow for the foreseeable future. We anticipate our losses will also increase significantly from current levels as we incur additional costs and expenses related to:

     - sales and marketing activities;

     - employing additional personnel;

     - funding our international operations;

     - software and product development;

     - establishing strategic relationships; and

     - increasing the number of content providers.

     We cannot predict when we will operate profitably, if ever. Our ability to achieve profitability will depend on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. We cannot be certain that if we were to achieve profitability, we would be able to sustain or increase profitability.

OUR QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS DUE TO MANY FACTORS, ANY OF WHICH COULD ADVERSELY AFFECT OUR STOCK PRICE.

     Our revenues and operating results may vary significantly from quarter to quarter. It is possible that in some future periods our operating results may fall below the expectations of public market analysts and investors. Any decline in revenues or earnings or a greater than expected loss for any quarter could cause the market price of our common stock to decline. The factors, some of which are outside our control, that may cause our financial results to vary from quarter to quarter include:

     - the demand for our services;

     - the value, timing and renewal of contracts with customers and content providers;

     - the amount and timing of operating costs and capital expenditures relating to the expansion of our operations and development of our technology and software;

     - the ability to execute our sales and marketing strategy successfully;

     - the introduction by our competitors of new or enhanced services or products;

     - the performance of our network and technology;

     - changes in our management team and key personnel;

     - changes in government regulations affecting our business; and

     - general economic conditions.

     These factors, together with our limited operating history and unproven business model, make it difficult to forecast our future revenues or results of operations accurately. We also have limited meaningful historical financial data upon which to base planned operating expenses. A substantial portion of our operating expenses is related to personnel costs, marketing programs and overhead, which cannot be adjusted quickly. Our operating expense levels reflect, in part, our expectations of future revenues. If actual revenues on a quarterly basis are below management's expectations, or if our expenses precede increased revenues, both gross margins and results of operations would be materially adversely affected.

     Because of these anticipated fluctuations, our results in any quarter may not be indicative of future performance and it may be difficult for investors to properly evaluate our prospects.

OUR BUSINESS WOULD SUFFER IF WE WERE TO LOSE ANY OF OUR MAJOR CONTENT PROVIDERS.

     Access to a large and diverse array of content is critical for the successful development of our digital content network and the ultimate appeal of our services to our customers. We do not generate original content and are therefore highly dependent upon third-party content providers. The loss of any of our major content providers would harm our business. In addition, we cannot be certain that we will be able to license content from our current or new providers on favorable terms in the future, if at all. Failure to retain and add content providers to our network would materially adversely affect our business, financial condition and operating results.

FAILURE TO EFFECTIVELY MANAGE OUR GROWTH AND EXPANSION COULD ADVERSELY AFFECT OUR BUSINESS AND OPERATING RESULTS.

     Although we have grown rapidly during the past year, we may not be able to continue to grow at a similar pace or to effectively manage our growth. Our growth has placed significant demands on our management and other resources and will continue to do so in the future. Our number of full-time employees increased from eight on December 31, 1998 to 141 on January 31, 2000.

     As we continue to grow, we expect to hire more employees and expand the scope of our operating and financial systems, which will increase our operating complexity and the level of responsibility exercised by our management personnel. To manage our growth effectively, we must continue to develop and improve on our operational and financial systems. We are currently in the process of upgrading our accounting system, which we expect to complete by the middle of 2000. If we are unable to manage our growth effectively, it could have a material adverse effect on our business, financial condition or results of operations.

OUR SENIOR MANAGEMENT TEAM HAS LIMITED EXPERIENCE WORKING TOGETHER, WHICH MAY MAKE IT DIFFICULT TO CONDUCT AND GROW OUR BUSINESS.

     Our chief executive officer has only been employed by us since November 1999, and several of our senior managers, including our chief technology officer, joined us in the last several months. Therefore, there has been little or no opportunity to evaluate the effectiveness of our senior management team as a unit. The failure of our senior management to function effectively as a team may have an adverse effect on our ability to maintain a cohesive culture and compete effectively.

WE MAY BE UNABLE TO ATTRACT AND RETAIN PROFESSIONAL STAFF, WHICH COULD HARM OUR BUSINESS AND PRODUCT DEVELOPMENT.

     Our ability to grow, increase our market share and develop our products depends in large part on our ability to hire, retain and manage highly skilled employees, including technical, sales, marketing and business development personnel. Companies in our industry and similar industries compete intensely to hire and retain qualified personnel, and we cannot assure you that we will be able to attract the employees we need, or that we will be able to retain the services of those we have hired. We cannot assure you that we will be able to prevent the unauthorized use or disclosure of our proprietary knowledge, practices and procedures if our employees leave us.

THE LOSS OF ANY OF OUR SENIOR MANAGEMENT OR KEY PERSONNEL COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND OPERATING RESULTS.

     We depend on the continued services and performance of our senior management and other key personnel including technical and sales personnel. If we lose the services of our senior managers or any of our other executive officers or key employees, our business could be materially adversely affected.

OUR BUSINESS MODEL DEPENDS ON SUCCESSFUL DEVELOPMENT OF IMPROVED TECHNOLOGY AND SERVICES.

     The market for Internet products and services is characterized by rapidly changing technology, evolving industry standards and customer demands and frequent new product introductions and enhancements. To be successful, we will have to continually improve the performance, features and reliability of our products and services. For example, we believe that to compete effectively in the future, we will need to expand our customized content product to include types of content, such as photo and video. Additionally, new Internet or telecommunications technologies may require us to alter our technology and products to avoid them becoming obsolete.

     Improving our current products and developing and introducing new products will require significant research and development. We can give no assurance that our technological development will advance at the pace necessary to sustain our growth.

WE HAVE RELATIVELY LITTLE EXPERIENCE IN SELLING AND MARKETING OUR SERVICES AND WE MAY EXPERIENCE LONGER SALES CYCLES, WHICH MAY IMPEDE EXPANSION OF OUR BUSINESS.

     We have had relatively little experience marketing our services and may not be able to successfully implement our sales and marketing initiatives. Marketing our services in order to expand our customer base is crucial to the success of our business. On December 31, 1998, we had only three sales people. The majority of our sales people were hired since the start of 1999. We may be unable to hire, retain, integrate and motivate sales and marketing personnel. New sales and marketing personnel may also require a substantial period of time to become effective. Moreover, although our average sales cycle from the time a potential customer is first contacted to the time a contract is signed currently ranges from three to six weeks, there can be no assurance that we will not experience longer sales cycles in the future. Such a lengthening in sales cycles could make our operating results more unpredictable. Unsuccessful sales or marketing efforts or a material lengthening of our sales cycle could have material adverse effects on our business, financial condition and operating results.

OUR NETWORK IS SUSCEPTIBLE TO FAILURES THAT COULD CAUSE LOSS OF DATA OR INTERRUPTIONS OR DELAYS IN DISTRIBUTION OF CONTENT.

     We are exposed to the risk of network failure, both through our own systems and those of our service providers. While our utilization of redundant transmission systems may improve our network's reliability, we cannot be certain that the network will avoid downtime. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. Substantially all of our own computer and communications hardware systems are in facilities we lease in New York City. Our disaster recovery plan may not be sufficient, and our business insurance may not adequately compensate us for losses that may occur. The occurrence of a natural disaster or unanticipated problems at our facilities in New York could cause interruptions or delays in distribution of content and loss of data.

     We also rely upon third parties to facilitate network transmissions. There are no assurances that these transmissions will remain either reliable or secure. Any transmission problems, particularly if those problems persist or recur frequently, could result in the loss of content providers and customers. Network failures of any sort may have a material adverse effect on our business, financial condition and operating results.

WE MAY FACE CAPACITY CONSTRAINTS AND SYSTEMS DEVELOPMENT DIFFICULTIES THAT COULD IMPEDE OUR ABILITY TO EXPAND OUR SYSTEMS AND OUR BUSINESS.

     Our ability to provide high-quality content offerings depends largely on the efficient and uninterrupted operation of our computer and communications systems. We may be unable to expand the capacity of our existing systems or develop new systems to enable our business to grow. Our future success will depend in part on our ability to expand our network infrastructure rapidly in order to accommodate significant increases in content processing volume.

     Almost all of our software systems are internally developed, and we rely on our employees and third-party contractors to develop and maintain these systems. If certain of these employees or contractors become unavailable to us, we may experience difficulty in improving and maintaining our systems. Although we are continually enhancing and expanding our network infrastructure, we have experienced periodic systems interruptions, which we believe may continue to occur. Failure to achieve or maintain high-capacity data transmission without system downtime would adversely affect our reputation and business.

WE FACE INTENSE COMPETITION THAT COULD IMPAIR OUR ABILITY TO GROW AND ACHIEVE PROFITABILITY.

     We currently compete against a variety of other content-oriented service providers, and additional competitors may emerge. Competition among Internet-related companies is generally intense. We may experience even greater competition as we address a wider array of market segments. If we fail to compete in this increasingly intense competitive environment, our operating results may be adversely affected.

     We compete with both traditional and online aggregators and distributors of content. Historically, traditional content providers have offered products that are less suitable for most Web site customers than ours. However, some of these traditional providers have begun to offer products that are suitable for Web sites. These providers may develop products that offer features comparable to ours, and others may begin to focus on the online marketplace.

     We also compete with existing online aggregators and distributors of content, some of whom offer products similar to ours. Some of these companies offer different subscription models, delivery systems and types of content, and these differences could prove attractive to potential customers. In the future, these competitors or others might offer products with the features we currently provide, or other features desired by potential customers.

     Many of our current and potential competitors have longer operating histories, larger customer or user bases, and significantly greater financial, marketing and other resources than we do. These competitors can devote substantially more resources than we can to business development and may adopt aggressive pricing policies. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with our competitors as the use of the Internet and other online services increases. Increased competition from these or other competitors could adversely affect our business.

WE FACE RISKS RELATING TO OUR CUSTOMERS' ABILITY TO PAY US.

     The Internet is a relatively new field of commercial endeavor. The cost of establishing a Web site is low, and new online service providers, content providers and advertisers are launched regularly. Many of our customers were funded with venture capital and other forms of financing before they proved to be successful. Those companies that are unable to prove themselves successful before they have spent their initial funding may find it difficult or impossible to secure additional funding and, therefore, be unable to pay amounts due to us. Our financial condition could be adversely affected if any of our customers fails to pay amounts due on a timely basis.

WE MAY BE LIABLE FOR CONTENT THAT WE DISTRIBUTE.

     As a distributor of content on the Internet, we may face direct or indirect liability for defamation, negligence, copyright, patent, trade secret or trademark infringement and other claims based on the nature of the content we distribute. Our proprietary software technology enables us to deliver content harvested from participating content providers only to customers who have been authorized to access that content. We might inadvertently distribute content to a customer who is not authorized to receive it, which could subject us to a claim for damages from the information provider or harm our reputation in the marketplace. In addition, we could be exposed to liability arising from the activities of our customers or their users with respect to the unauthorized duplication of, or insertion of inappropriate material into, the content we supply. Although we carry general liability insurance, our insurance may not cover claims of these types or may be inadequate to indemnify us for all liability that may be imposed on us. If we face liability, particularly liability that is not covered by our insurance or is in excess of our insurance coverage, then our business may suffer.

IF WE ARE UNABLE TO MAINTAIN OUR REPUTATION AND EXPAND OUR NAME RECOGNITION, WE MAY HAVE DIFFICULTY ATTRACTING NEW BUSINESS AND RETAINING CURRENT CUSTOMERS AND EMPLOYEES, AND OUR BUSINESS MAY SUFFER.

     We believe that establishing and maintaining a good reputation and name recognition are critical for attracting and retaining customers and employees. We also believe that the importance of reputation and name recognition is increasing and will continue to increase due to the growing number of providers of Internet services. If our reputation is damaged or if potential customers are not familiar with us or the solutions we provide, we may be unable to attract new, or retain existing, customers and employees. Promotion and enhancement of our name will depend largely on our success in continuing to provide effective solutions. If customers do not perceive our solutions to be effective or of high quality, our brand name and reputation will suffer.

WE MIGHT NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY AND MAY BECOME INVOLVED IN COSTLY AND TIME-CONSUMING INFRINGEMENT CLAIMS.

     We regard our trademarks, service marks, copyrights, trade secrets and similar intellectual property as critical to our success. The unauthorized reproduction or other misappropriation of our trademarks or other intellectual property could diminish the value of our proprietary rights or reputation. If this were to occur, our business could be materially and adversely affected.

     We rely upon a combination of trademark and copyright law, patent law, trade secret protection and confidentiality and license agreements with our employees, customers and others to protect our proprietary rights. We have received and have filed a number of trademarks and service marks, and have filed several patent applications with the United States Patent and Trademark Office. However, registrations and patents may only be granted in selected cases, and there can be no assurance that we will be able to secure these or additional registrations or patents. Furthermore, policing and enforcement against the unauthorized use of our intellectual property rights could entail significant expenses and could prove difficult or impossible.

     In addition, there can be no assurance that third parties will not bring claims of copyright or trademark infringement, patent violation or misappropriation of creative ideas or formats against us with respect to content that we distribute or our technology or marketing techniques and terminology. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require us to enter into costly royalty or licensing arrangements or prevent us from distributing certain content or utilizing important technologies, ideas or formats.

     In addition, we could be exposed to liability arising from the activities of our customers or their users with respect to the unauthorized use of the proprietary rights of our content providers. Our general liability insurance may not cover claims of these types or may be inadequate to indemnify us for all liability that may be imposed on us.

WE COULD FACE ADDITIONAL RISKS AND CHALLENGES AS WE EXPAND INTERNATIONALLY AND MAY FACE UNEXPECTED COSTS IN DEVELOPING INTERNATIONAL REVENUES.

     We have recently begun to invest financial and managerial resources to expand our operations in international markets. We recently opened an office in London and will be opening an office in Miami in early 2000 to service the Latin American market. If our revenues from international operations, and particularly from our operations in the countries and regions on which we have focused our spending, do not exceed the expense of establishing and maintaining these operations, our business, financial condition and operating results will suffer. We have only limited experience in international operations, and we may not be able to capitalize on our investment in these markets. In this regard, we face certain risks inherent in conducting business internationally, including:

     - fluctuations in currency exchange rates;

     - any imposition of currency exchange controls;

     - unexpected changes in regulatory requirements applicable to the Internet or our business;

     - difficulties and costs of staffing and managing international operations;

     - differing technology standards;

     - difficulties in collecting accounts receivable and longer collection periods;

     - political instability or economic downturns;

     - potentially adverse tax consequences; and

     - reduced protection for intellectual property rights in certain countries.

Any of these factors could harm our international operations and, consequently, our business, financial condition, and operating results.

POTENTIAL ACQUISITIONS AND STRATEGIC INVESTMENTS MAY RESULT IN INCREASED EXPENSES, DIFFICULTIES IN INTEGRATING TARGET COMPANIES AND DIVERSION OF MANAGEMENT'S ATTENTION.

     We may attempt to expand our range of technology and products and gain access to new markets through strategic acquisitions and investments. If this occurs, we may encounter the following risks:

     - our management's attention may be diverted during the acquisition and integration process;

     - we may face costs, delays and difficulties of integrating the acquired company's operations, technologies and personnel into our existing operations, organization and culture;

     - the adverse impact on earnings of amortizing the acquired company's intangible assets may be significant, particularly in light of the high valuations of many Internet and other information technology services companies;

     - we may issue new equity securities to pay for acquisitions, which would dilute the holdings of existing stockholders;

     - the timing of the acquisition or our failure to meet operating expectations for acquired businesses may impact adversely on our financial condition; and

     - we may be adversely affected by expenses of any undisclosed or potential legal liabilities of the acquired company, including intellectual property, employment and warranty and product liability-related problems.

If realized, any of these risks could have a material adverse effect on our business, financial condition and operating results.

RISKS OF DOING BUSINESS OVER THE INTERNET

OUR SUCCESS DEPENDS ON THE CONTINUED GROWTH OF THE INTERNET AND THE DEVELOPMENT OF INTERNET INFRASTRUCTURE.

     Our success will depend in large part on continued growth in use of the Internet, particularly for content and e-commerce facilitation. There are critical issues concerning the commercial use of the Internet that remain unresolved. Those issues that we expect to affect the development of the market for our services include:

     - security;

     - reliability;

     - cost;

     - ease of access;

     - quality of service; and

     - bandwidth availability.

If the Internet develops more slowly than we expect as a commercial or business medium, it will adversely affect our business.

LEGAL UNCERTAINTIES AND GOVERNMENT REGULATION OF THE INTERNET COULD INHIBIT GROWTH OF THE INTERNET AND E-COMMERCE.

     Many legal questions relating to the Internet remain unclear. It may take years to determine whether and how existing laws governing matters such as intellectual property, privacy, libel and taxation apply to the Internet. In addition, new laws and regulations that apply directly to Internet communications, commerce and advertising are becoming more prevalent. For example, the U.S. Congress has recently passed Internet-related legislation concerning copyrights, taxation, and the online privacy of children. As the use of the Internet and the prevalence of e-commerce grow, there may be calls for further regulation, such as more stringent consumer protection laws. Finally, our distribution arrangements and customer contracts could subject us to the laws of foreign jurisdictions in unpredictable ways.

     These possibilities could affect us adversely in a number of ways. New regulation could make the Internet less attractive to users, resulting in slower growth in its use and acceptance than we expect. Complying with new regulations could result in additional cost to us, which could reduce our margins, or it could leave us at risk of potentially costly legal action. We may be affected indirectly by legislation that fundamentally alters the practicality or cost-effectiveness of utilizing the Internet, including the cost of transmitting over various forms of network architecture, such as telephone networks or cable systems, or the imposition of various forms of taxation on Internet-related activities. Regulators continue to evaluate the best telecommunications policy regarding the transmission of Internet traffic.

RISKS RELATING TO THIS OFFERING

YOU WILL EXPERIENCE IMMEDIATE AND SIGNIFICANT DILUTION IN THE BOOK VALUE PER SHARE.

     The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock will be immediately after this offering. If you purchase our common stock
in this offering, you will incur immediate dilution of approximately $     in
the net tangible book value per share of common stock from the price you pay for our common stock in this offering.

WE CANNOT GUARANTEE THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR OUR COMMON STOCK.

     There has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price will be determined by negotiation between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market.

VOLATILITY OF OUR STOCK PRICE COULD ADVERSELY AFFECT STOCKHOLDERS.

     The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as:

     - variations in our actual or anticipated quarterly operating results or those of our competitors;

     - announcements by us or our competitors of technological innovations;

     - introduction of new products or services by us or our competitors;

     - changes in financial estimates by securities analysts;

     - conditions or trends in the Internet industry;

     - changes in the market valuations of other Internet companies;

     - announcements by us or our competitors of significant acquisitions; and

     - our entry into strategic partnerships or joint ventures.

All of these factors are, in whole or part, beyond our control and may materially adversely affect the market price of our common stock regardless of our performance.

     Investors may not be able to resell their shares of our common stock following periods of volatility because of the market's adverse reaction to such volatility. In addition, the stock market in general, and the market for Internet-related and technology companies in particular, has been highly volatile. The trading prices of many Internet-related and technology companies' stocks have reached historical highs within the last 52 weeks and have reflected relative valuations substantially above historical levels. During the same period, such companies' stocks have also been highly volatile and have recorded lows well below such historical highs. We cannot assure you that our stock will trade at the same levels of other Internet stocks or that Internet stocks in general will sustain their current market prices.

THE NET PROCEEDS FROM THIS OFFERING MAY BE ALLOCATED IN WAYS WITH WHICH YOU MAY NOT AGREE.

     Our business plan is subject to change based upon changing conditions and opportunities and our management has significant flexibility in applying the net proceeds we receive from this offering. Because the net proceeds are not required to be allocated to any specific investment or transaction, you cannot determine at this time the value or propriety of our application of the proceeds and you and other stockholders may not agree with our decisions. See "Use of Proceeds" for a more detailed description of how management intends to apply the proceeds of this offering.

THE SALE OR AVAILABILITY FOR SALE OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK COULD ADVERSELY AFFECT ITS MARKET PRICE.

     Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock.

     In connection with this offering, we and our officers, directors and all of our existing stockholders and warrant holders have agreed not to sell or transfer any shares of our common stock for 180 days after completion of this offering without the underwriters' consent. However, the underwriters may release these shares from these restrictions at any time. We cannot predict what effect, if any, market sales of shares held by any stockholder or the availability of these shares for future sale will have on the market price of our common stock. See "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling shares of our common stock after this offering.

WE DO NOT INTEND TO PAY DIVIDENDS.

     We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

WE WILL CONTINUE TO BE EFFECTIVELY CONTROLLED BY OUR SIGNIFICANT STOCKHOLDERS AFTER THIS OFFERING, AND THE INTERESTS OF THESE STOCKHOLDERS COULD CONFLICT WITH YOUR INTERESTS.

     Immediately upon completion of this offering, our executive officers and
directors, in the aggregate, will beneficially own approximately      % of our
outstanding common stock on a fully-diluted basis. As a result, these stockholders, if acting together, would be able to exert considerable influence on any matters requiring approval by our stockholders, including the election of directors, amendments to our charter and by-laws and the approval of mergers or other business combination transactions. The ownership position of these stockholders could delay, deter or prevent a change in control of ScreamingMedia and could adversely affect the price that investors might be willing to pay in the future for shares of our common stock.

IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE OUR COMPANY, WHICH COULD DEPRESS OUR STOCK PRICE.

     Delaware corporate law and our certificate of incorporation and bylaws contain provisions that could have the effect of delaying, deferring, or preventing a change in control of ScreamingMedia that stockholders may consider favorable or beneficial. These provisions could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

     - a staggered board of directors, so that it would take three successive annual meetings to replace all directors;

     - prohibition of stockholder action by written consent; and

     - advance notice requirements for the submission by stockholders of nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

In addition, we have entered into a stockholder rights agreement that makes it more difficult for a third party to acquire us without the support of our board of directors and principal stockholders.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that address, among other things: development of services; expansion strategy; use of proceeds; projected capital expenditures; liquidity; development of additional revenue sources; development and expansion of marketing relationships; market acceptance of Internet commerce; technological advancement and ability to develop "brand" awareness. These statements may be found in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and in this prospectus generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this prospectus.

     We urge you to consider that statements which use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds from the sale of the shares
of common stock in this offering of $     million, assuming an initial public
offering price of $     per share (the mid-point of the filing range) and after
deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their over-allotment option in
full, we estimate that our net proceeds will be $     million.

     The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate future access to public equity markets. As of the date of this prospectus, we have no specific plans to use the net proceeds from this offering other than as set forth below.

     We intend to use the net proceeds of this offering for general corporate purposes, including increasing our sales and marketing activities, expanding our international operations, product development and working capital. In addition, we may use a portion of the net proceeds to explore potential acquisitions. However, we currently have no commitments or agreements and are not involved in any negotiations with respect to any such transaction. We have not determined the amount of net proceeds to be used specifically for each of the foregoing purposes. Pending any such uses, we intend to invest the net proceeds in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain any future earnings for the development and operation of our business. Accordingly, we do not anticipate declaring or paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table shows our capitalization as of December 31, 1999:

     - on an actual basis;

     - on a pro forma basis to give effect to the conversion of all of our outstanding preferred stock into a total of 8,411,314 shares of common stock upon the completion of this offering; and

     - on a pro forma as adjusted basis to reflect the issue and sale of shares of common stock by us in this offering at an assumed initial
       public offering price of $     per share less estimated underwriting
       discounts and commissions and estimated offering expenses payable by us.

                                                                  AS OF DECEMBER 31, 1999
                                                            ------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            --------    ---------    -----------
                                                                       (IN THOUSANDS)
Cash and cash equivalents.................................  $ 22,122     $22,122       $
                                                            ========     =======       =======
Capital lease obligations, less current portion...........  $    647     $   647       $
                                                            --------     -------       -------
Redeemable convertible preferred stock:
  Series B, $0.01 par value; 2,678,572 shares authorized,
     issued and outstanding actual; no shares authorized,
     issued and outstanding pro forma and pro forma as
     adjusted.............................................    27,332          --
                                                            --------     -------       -------
Stockholders' equity (deficiency):
  Series A Convertible Preferred Stock, $0.01 par value;
     1,527,085 shares authorized, issued and outstanding
     actual; no shares authorized, issued and outstanding
     pro forma and pro forma as adjusted..................        15          --
  Common Stock, $0.01 par value; 100,000,000 shares
     authorized, 10,406,562 shares issued and 9,246,562
     shares outstanding actual; 100,000,000 shares
     authorized, 18,817,876 shares issued and 17,657,876
     shares outstanding pro forma; 100,000,000 shares
     authorized,           shares issued and
     shares outstanding pro forma as adjusted.............       104         188
  Additional paid-in capital..............................    22,857      50,120
  Warrants................................................       787         787
  Deferred compensation...................................   (10,379)    (10,379)
  Treasury stock..........................................       (19)        (19)
  Accumulated deficit.....................................   (13,812)    (13,812)
                                                            --------     -------       -------
       Total stockholders' equity (deficiency)............      (447)     26,885
                                                            --------     -------       -------
          Total capitalization............................  $ 27,532     $27,532       $
                                                            ========     =======       =======

     The outstanding share information is based on our shares outstanding as of December 31, 1999. This information excludes:

     - 3,637,628 shares of common stock issuable on the exercise of stock options outstanding as of December 31, 1999 issued under our 1999 stock option plan at a weighted average exercise price of $2.26; and

     - 269,642 shares of common stock issuable on the exercise of warrants outstanding as of December 31, 1999 at a weighted average exercise price of $5.38.

                                    DILUTION

     If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of December 31, 1999 was $26.5 million, or $1.50 per share. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving pro forma effect to the conversion upon completion of this offering of all of our outstanding preferred stock into a total of 8,411,314 shares of common stock. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by new investors purchasing shares in this offering and the pro forma net tangible book value per share immediately after this offering. After giving effect to the sale by us of shares of common stock in this offering at an assumed initial public
offering price of $     per share, less estimated underwriting discounts and
commissions and offering expenses payable by us, our pro forma net tangible book
value as of December 31, 1999 would have been $          million, or $     per
share. This represents an immediate increase in pro forma net tangible book
value of $     per share to our existing stockholders and an immediate dilution
in pro forma net tangible book value of $     per share to new investors
purchasing shares in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share.............           $
  Pro forma net tangible book value per share as of December
     31, 1999...............................................  $1.50
  Increase in the pro forma net tangible book value per
     share attributable to this offering....................
                                                              -----
Pro forma as adjusted net tangible book value per share
  after this offering.......................................
                                                                       -----
Dilution per share to new investors.........................           $
                                                                       =====

     The following table summarizes, on a pro forma basis, as of December 31, 1999, the number of shares of stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering. The calculation below is based
upon an assumed initial public offering price of $     per share, before
deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

                                            SHARES PURCHASED     TOTAL CONSIDERATION
                                            -----------------    --------------------    AVERAGE PRICE
                                            AMOUNT    PERCENT     AMOUNT     PERCENT       PER SHARE
                                            ------    -------    --------    --------    -------------
Existing stockholders.....................                  %     $                 %       $
New investors.............................
                                            ------    ------      ------      ------
  Total...................................                  %     $                 %
                                            ======    ======      ======      ======

     The foregoing discussion and table assume no exercise of any outstanding stock options or warrants to purchase common stock as of December 31, 1999. As of December 31, 1999, there were:

     - 3,637,628 shares of common stock issuable upon the exercise of stock options outstanding at a weighted average exercise price of $2.26 per share; and

     - 269,642 shares of common stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of $5.38 per share.

To the extent these options or warrants are exercised, there will be further dilution to the new investors.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in connection with, and are qualified by reference to, the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statements of operations data for the years ended December 31, 1998 and 1999, and the balance sheet data at December 31, 1998 and 1999 are derived from our financial statements, which have been audited by Deloitte & Touche LLP, independent auditors. The statement of operations data for the year ended December 31, 1997, and the balance sheet data as of December 31, 1997 are derived from our financial statements, which have been audited by David Tarlow & Co., P.C., independent auditors. The financial statements for each of the two years in the period ended December 31, 1996 have been derived from our unaudited financial statements. These unaudited financial statements have been prepared on substantially the same bases as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary of a fair presentation of the financial position and results of operations for these periods.

                                                          YEAR ENDED DECEMBER 31,
                                      ---------------------------------------------------------------
                                         1995         1996         1997         1998         1999
                                      ----------   ----------   ----------   ----------   -----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Network services..................  $       --   $       --   $      246   $      309   $     2,480
  Set-up fee........................          --           --           41           68           492
  Other.............................         525          782          287          190            13
                                      ----------   ----------   ----------   ----------   -----------
     Total revenue..................         525          782          574          567         2,985
                                      ----------   ----------   ----------   ----------   -----------
Operating expenses:
  Cost of services..................         115          242           70          130           974
  Research and development..........          --            3          107           97           894
  Sales and marketing...............          35          129           87          105         3,768
  General and administrative........         235          360          347          455         4,330
  Depreciation and amortization.....          34           38           33           26           451
  Stock-based compensation..........          --           --           25          350         6,062
                                      ----------   ----------   ----------   ----------   -----------
     Total operating expenses.......         419          772          669        1,163        16,479
                                      ----------   ----------   ----------   ----------   -----------
Operating income (loss).............         106           10          (95)        (596)      (13,494)
                                      ----------   ----------   ----------   ----------   -----------
Other income (expense), net.........          --           --           --          (14)          328
                                      ----------   ----------   ----------   ----------   -----------
Net income (loss)...................  $      106   $       10   $      (95)  $     (610)  $   (13,166)
                                      ----------   ----------   ----------   ----------   -----------
Basic net income (loss) per share...  $     0.10   $     0.01   $    (0.08)  $    (0.48)  $     (1.44)
                                      ==========   ==========   ==========   ==========   ===========
Weighted average number of shares of
  common stock outstanding..........       1,100        1,100        1,175        1,283         9,115
                                      ==========   ==========   ==========   ==========   ===========
Pro forma basic net loss per
  share.............................                                                      $     (1.04)
                                                                                          ===========
Pro forma weighted average number of
  shares of common stock
  outstanding.......................                                                           12,628
                                                                                          ===========

     Pro forma basic net loss per share has been calculated assuming the conversion of all previously outstanding preferred stock into common stock, as if the shares had converted immediately upon their issuance. See note 2 of the notes to financial statements for an explanation of the determination of the number of shares used in computing basic net loss per share.

                                                                AS OF DECEMBER 31,
                                                      ---------------------------------------
                                                      1995    1996    1997    1998     1999
                                                      ----    ----    ----    ----    -------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...........................  $ 30    $ 13    $--     $120    $22,122
Working capital.....................................   122     102     41       24     21,930
Total assets........................................   220     240    166      274     32,370
Capital lease obligations, less current portion.....    --      --     --       --        647
Redeemable convertible preferred stock..............    --      --     --       --     27,332
Total stockholders' equity (deficiency).............    54     143     64     (190)      (447)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Financial Data" and our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including the risks discussed in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     ScreamingMedia is a leading global aggregator and distributor of digital content over the Internet. Using our proprietary technologies, we aggregate digital content from a wide range of content providers and filter, deliver and efficiently integrate this content into our customers' Web sites almost instantaneously.

     We were incorporated in August 1993 as The Interactive Connection, Inc. Until 1997, our primary business focus was Web site design, development and consulting. By the end of 1997 we had designed, developed and tested our proprietary software. In late 1998 we shifted our business focus entirely to the business of aggregating and distributing digital content over the Internet. In January 1999, we were reincorporated in Delaware and renamed as Screaming Media.Net, Inc. We subsequently changed our name to Screaming Media.com Inc. in December 1999.

     Revenue

     Our revenue is composed of network services revenue, set-up fees and other revenue. We derive our network services revenue primarily from distributing content directly to our customers' Web sites through our network infrastructure. Our contracts typically have an initial term of one year. We charge our customers a minimum monthly fee based on a contractually specified volume of content. We charge our customers additional monthly fees for content delivered in excess of the contracted volume of content. We recognize revenue for the contracted minimum monthly fee on a straight-line basis ratably over the life of the contract. We recognize revenue from content used in excess of the contracted volume as the services are delivered. We report our revenue net of allowances and rebates.

     We generally charge our customers a one time set-up fee. Set-up fees are charged for building custom filters and enabling the customer to connect to our network. The amount of the set-up fee varies according to the number of custom filters created and other factors. We recognize set-up fee revenue ratably over the initial term of the contract, commencing with the service start date specified in the contract.

     In 1999, our other revenue consisted of an immaterial amount of revenue from other services, including server hosting and maintenance. Prior to 1999, our other revenue also included revenue from Web hosting and Web design and consulting. We do not expect to actively pursue these lines of business in the future.

     Cost of Services

     Cost of services consists of the content royalty fees we pay to content providers for the distribution of their content and the network costs associated with the aggregation and distribution of that content. Monthly royalty fees are calculated based on the volume of a provider's content used by our customers. Under our existing contracts with content providers, we only pay royalties on content that we have delivered to our customers.

     Research and Development Expenses

     Our research and development expenses consist primarily of personnel costs and outside consulting services for research, design and development of our internal use software applications relating to our digital content network. Research and development costs are expensed as incurred.

     Sales and Marketing Expenses

     Our sales and marketing expenses consist mainly of advertising costs, personnel costs and sales commissions, as well as related trade show, promotional and public relations expenses. Our success in increasing revenues depends on our ability to increase our customer base as well as our range of content providers. Accordingly, we intend to pursue sales and marketing campaigns aggressively after this offering.

     General and Administrative Expenses

     General and administrative expenses consist primarily of management and administrative personnel costs, fees for professional services and facilities costs.

     Stock-Based Compensation

     We recorded a charge for the amortization of deferred stock-based compensation of approximately $6.1 million in 1999. Stock-based compensation is a result of the issuance of stock options to employees, directors and affiliated parties with exercise prices per share subsequently determined for financial reporting purposes to be below the fair market value per share of our common stock at the date of the applicable grant. This difference is recorded as a reduction of stockholders' equity and amortized as non-cash compensation expense on an accelerated basis over the vesting period of the related options.

RESULTS OF OPERATIONS

     The following table sets forth our results of operations as a percentage of revenue for the years ended December 31, 1997, 1998 and 1999, respectively.

                                                                  FOR THE YEAR ENDED
                                                                     DECEMBER 31,
                                                              --------------------------
                                                              1997      1998       1999
                                                              ----      -----      -----
Revenue:
  Network services..........................................    43%        54%        83%
  Set-up fee................................................     7         12         17
  Other.....................................................    50         34         --
                                                              ----      -----      -----
     Total revenue..........................................   100%       100%       100%
                                                              ====      =====      =====
Operating expenses:
  Cost of services..........................................    12%        23%        33%
  Research and development..................................    19         17         30
  Sales and marketing.......................................    15         18        126
  General and administrative................................    60         80        145
  Depreciation and amortization.............................     6          5         15
  Stock-based compensation..................................     4         62        203
                                                              ----      -----      -----
     Total operating expenses...............................   116        205        552
                                                              ----      -----      -----
Operating income (loss).....................................  (16)      (105)      (452)
Other income (expense), net.................................    --        (2)         11
     Net income (loss)......................................  (16)%     (107)%     (441)%
                                                              ====      =====      =====

  YEARS ENDED DECEMBER 31, 1998 AND 1999

     Revenue. Total revenue increased to $3.0 million for the year ended December 31, 1999, from $567,000 in the previous year. This increase was due to an increase in our customers to 453 at December 31, 1999 from 30 at December 31, 1998, an increase in the average monthly network services revenue per customer and higher initial set-up fees. In 1999, one customer accounted for approximately 12% of revenue.
()

     Cost of Services. Cost of services increased to $974,000 for the year ended December 31, 1999, from $130,000 in the year ended December 31, 1998. As a percentage of revenue, cost of services also increased to approximately 33% for the year ended December 31, 1999 from approximately 23% for the year ended December 31, 1998. The dollar increase was primarily due to increases in network services revenue resulting in greater content royalty fees paid to content providers. The percentage increase was primarily a function of higher royalty fee arrangements with certain content providers. We anticipate that the cost of services will continue to grow in absolute dollars as we expand our digital content network.

     Research and Development. Research and development expenses increased to $894,000 for the year ended December 31, 1999, from $97,000 for the year ended December 31, 1998. As a percentage of revenue, research and development expenses increased to approximately 30% for the year ended December 31, 1999 from approximately 17% for the year ended December 31, 1998. This increase was due to direct personnel and consulting costs incurred in further development of our content filtering, aggregation and distribution software and the development of new products. During this period, we increased the number of our research and development staff to 13 from two. We believe that significant investments in research and development expenses will be required to enhance and expand our products and services. Accordingly, we expect that our research and development expenses will continue to increase in absolute dollars for the forseeable future.

     Sales and Marketing. Sales and marketing expenses increased to $3.8 million for the year ended December 31, 1999, from $105,000 for the year ended December 31, 1998. As a percentage of revenue, sales and marketing expenses increased to approximately 126% for the year ended December 31, 1999 from approximately 18% for the year ended December 31, 1998. The increase in sales and marketing expense was primarily due to a $2.5 million increase in compensation expense associated with the growth of our sales, content acquisition, customer support and marketing departments. The remainder of the increase was primarily attributable to the launch of a marketing campaign in the third quarter of 1999. We intend to expand our sales and marketing activities and staff substantially, both domestically and internationally, in order to increase market awareness and to promote and sell the ScreamingMedia solution. Accordingly, we expect our sales and marketing expenses to continue to increase in absolute dollars.

     General and Administrative. General and administrative expenses increased to $4.3 million for the year ended December 31, 1999, from $455,000 for the year ended December 31, 1998. As a percentage of revenue, general and administrative expenses increased to approximately 145% for the year ended December 31, 1999 from approximately 80% for the year ended December 31, 1998. This increase resulted primarily from an increase in personnel costs associated with a significant increase in the number of administrative personnel, as well as increased facilities expenses and accounting, legal and consulting fees.

     Stock-Based Compensation. In connection with the grant of stock options to employees during 1999, we recorded deferred stock compensation of $16.4 million. We amortized $6.1 million of this deferred stock compensation in 1999. In 1998, we incurred a charge of $350,000 for stock-based compensation.

  YEARS ENDED DECEMBER 31, 1997 AND 1998

     Revenue. Total revenue decreased to $567,000 for the year ended December 31, 1998, from $574,000 for the year ended December 31, 1997. In 1998, we completed our transition from a Web design, hosting and consulting enterprise to our present content delivery business. As a result, we did not actively seek to renew Web design, hosting and consulting agreements when they expired.

     Cost of Services. Cost of services increased to $130,000 for the year ended December 31, 1998, from $70,000 for the year ended December 31, 1997. As a percentage of revenue, cost of services increased to approximately 23% for the year ended December 31, 1998 from approximately 12% for the year ended December 31, 1997. This increase was primarily the result of additional network costs associated with our aggregation and distribution of content.

     Research and Development. Research and development expenses decreased to $97,000 for the year ended December 31, 1998, from $107,000 for the year ended December 31, 1997. Our research and development expenses remained essentially flat as we redirected our internal resources from the business of Web site design and development to the development of our digital content network.

     Sales and Marketing. Sales and marketing expenses increased to $105,000 for the year ended December 31, 1998, from $87,000 for the year ended December 31, 1997. Sales and marketing costs remained relatively flat as a percentage of revenue.

     General and Administrative. General and administrative expenses increased to $455,000 for the year ended December 31, 1998, from $347,000 for the year ended December 31, 1997. As a percentage of revenue, general and administrative expenses increased to approximately 80% for the year ended December 31, 1998 from approximately 60% for the year ended December 31, 1997. This increase resulted primarily from increases in overhead costs associated with legal and accounting services, additional facilities expenses and general office supplies.

QUARTERLY OPERATING RESULTS

     The following table sets forth our unaudited quarterly operating results for the fiscal year ended December 31, 1999. This information has been derived from our unaudited interim financial statements. In our opinion, this unaudited information has been prepared on a basis consistent with our audited financial statements contained elsewhere in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. Historical results for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                                      QUARTER ENDED
                                                   ---------------------------------------------------
                                                   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                                     1999        1999         1999            1999
                                                   ---------   --------   -------------   ------------
                                                                     (IN THOUSANDS)
Revenue:
  Network services...............................    $ 234     $   324       $   681        $ 1,241
  Set-up fee.....................................       25          69           135            263
  Other..........................................        8          --             2              3
                                                     -----     -------       -------        -------
          Total revenue..........................      267         393           818          1,507
Operating expenses:
  Cost of services...............................       60          96           283            535
  Research and development.......................      137         182           196            379
  Sales and marketing............................       75         445         1,389          1,859
  General and administrative.....................      270         549         1,036          2,475
  Depreciation and amortization..................       12          35           125            279
  Stock-based compensation.......................       --         134         1,687          4,241
                                                     -----     -------       -------        -------
          Total operating expenses...............      554       1,441         4,716          9,768
                                                     -----     -------       -------        -------
Operating loss...................................     (287)     (1,048)       (3,898)        (8,261)
                                                     -----     -------       -------        -------
Other income (expenses), net.....................       --          31            24            273
                                                     -----     -------       -------        -------
          Net loss...............................    $(287)    $(1,017)      $(3,874)       $(7,988)
                                                     =====     =======       =======        =======

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily through private sales of equity and debt securities, which totaled approximately $34.2 million in aggregate net proceeds through December 31, 1999. As of December 31, 1999, we had cash and cash equivalents of $22.1 million.

     As of December 31, 1999, our principal commitments consisted of obligations outstanding under a series of capital leases of computer and networking equipment and our facilities leases. The capital leases expire at intervals between 2000 and 2002. We have no obligation to purchase the equipment subject to the leases at their conclusion. We operate from leased premises in New York, San Francisco and London. Our current aggregate annual rent obligations under these leases are approximately $1.1 million for each of 2000 and

2001. We anticipate that our actual rental obligations for those years will be higher as a result of us entering into leases for additional offices. During 1999, our capital expenditures were $3.4 million, consisting primarily of purchases of computers, networking equipment and the build-out of our headquarters.

     For the years ended December 31, 1999 and 1998, net cash used in operating activities was $7.8 million and $110,000, respectively. The net cash used in operating activities in 1999 resulted primarily from net losses of $13.2 million, an increase in prepaid advertising of $2.9 million and an increase in trade accounts receivable of $1.3 million, offset by a $6.1 million non-cash charge for stock-based compensation and a $3.1 million increase in accounts payable and accrued expenses.

     For the years ended December 31, 1999 and 1998, net cash used in investing activities was $3.8 million and $7,000, respectively. The net cash used in investing activities in 1999 was principally for the purchase of equipment and leasehold improvements.

     For the years ended December 31, 1999 and 1998, net cash provided by financing activities amounted to $33.5 million and $237,000, respectively. Net cash provided by financing activities in 1999 was provided primarily by net proceeds generated from our offerings of capital stock, which together totaled $33.5 million. This total included $28.0 million from the sale of Series B preferred stock and $5.5 million from the sale of Series A preferred stock.

     We anticipate that the net proceeds of this offering, together with our current cash and cash equivalents, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. However, we may need to raise additional funds in order to support our growth, to expand our international operations, to develop new, or enhance existing, services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If we need to raise additional funds, we will likely do so through the issuance and sale of equity securities. If this were to occur, the percentage ownership of our stockholders could be reduced, our stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of our stockholders. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of unanticipated opportunities, develop or enhance services or products or otherwise respond to competitive pressures would be significantly limited. Our business, results of operations and financial condition could be materially adversely affected by such limitations.

MARKET RISK

     In 1999, all of our revenues and expenses were denominated in U.S. dollars. We anticipate that in the future the proportion of operating expenses paid in foreign currencies will increase and that the number of foreign currencies in which our revenue is denominated will also increase. Accordingly, we may be subject to exposure from adverse movements in foreign currency exchange rates in relation to these revenues and expenses. We do not currently use derivative financial instruments.

YEAR 2000 COMPLIANCE

     The Year 2000 issue is the result of computer systems and programs using two digits rather than four to identify a given year. As a result, computer systems or programs that are not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which could result in a variety of failures and other errors. Our business is dependent on the Year 2000 compliance of our own computer systems and software including the software that we supply to our customers, as well as that of third parties, such as major content providers, and the infrastructure that supports the Internet.

     In preparation for the Year 2000, we tested our software and hardware and performed minor remedial work on our software to ensure Year 2000 compliance. Because we are a relatively new business, the majority of our own hardware and software has been acquired or developed within the last two years, during which time there was a high awareness of Year 2000 issues.

     To date, we have not experienced any material difficulties associated with the Year 2000. To our knowledge, no third party upon which we depend has experienced a material Year 2000 problem. However, it is still possible that errors or defects may remain undetected, or that dates other than January 1, such as February 29, 2000, may trigger Year 2000 problems. If this occurs with respect to our software or computer systems, or those of third parties on which we rely, our reputation, business, operating results and financial condition could suffer.

RECENT ACCOUNTING PRONOUNCEMENTS

     Effective January 1, 1998, we adopted Statement of Financial Accounting Standards No. 131, Disclosure about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way business enterprises report information about operating segments, as well as enterprise-wide disclosures about products and services, geographic areas and major customers. We operate in one segment. Our customers are located in eight countries around the world with the majority being in the United States. All of our transactions have been conducted in United States dollars. As of January 31, 2000, we did not have any material revenues or assets outside the United States.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. Generally, it requires that an entity recognizes all derivatives as either an asset or liability and measures those instruments at fair value, as well as identifies the conditions for which a derivative may be specifically designated as a hedge. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. We do not currently engage in or plan to engage in any derivative or hedging activities.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 ("SOP 98-1"), Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This statement requires companies to capitalize qualifying computer software costs which are incurred during the application development stage and amortize them over the software's estimated useful life. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. We adopted requirements of SOP 98-1 as of January 1, 1999.

                                    BUSINESS

OVERVIEW

     We have developed a leading global technology platform for the aggregation and distribution of digital content over the Internet. Using our proprietary technologies, we aggregate digital content from a wide range of content providers and filter, deliver and efficiently integrate this content into our customers' Web sites almost instantaneously. Our technology is compatible with existing and emerging delivery platforms, including wireless, and is designed to support a variety of content formats, ranging from text to streaming video. We believe that the ScreamingMedia solution offers Web sites the most cost-effective means to meet the growing need to provide high-quality content to their users, which is essential to building a loyal user base. Our rapidly growing digital content network offers a single-source solution of timely and relevant content for Web sites and offers our content providers an efficient syndication solution.

     Our digital content network is composed of Web site customers and content providers. As of January 31, 2000, we had over 530 customers and obtained content from over 390 publications, supplied by 119 content providers. We added 105 of our current customers in January 2000. We have a growing international presence, with 54 of our customers and 19 of our content providers based outside the United States, primarily in Latin America, the United Kingdom and Canada.

     We enter into contracts with our customers, typically for an initial period of one year, that provide for a recurring monthly network services fee. Our customers are predominantly operators of Web sites, spanning a broad range of Internet categories, and include AltaVista Shopping.com, The Black World Today, CareerBuzz, Commerce One, drkoop.com, Entertaindom.com, InteliHealth, MSN MoneyCentral, Sun Microsystems, Inc. and Yupi Internet. Our content providers range from traditional news services to new media sources and include Astrology.com, AP Online, Deutsche Presse-Agentur, EFE, Knight-Ridder Tribune, Knoxville New-Sentinel, The New York Times Syndicate, Red Herring.com and ThirdAge.com.

INDUSTRY BACKGROUND

  Rapid Growth of the Internet

     The Internet has emerged as a global medium for communications and commerce. International Data Corporation, or IDC, estimates that the number of Web users worldwide will increase from approximately 196 million in 1999 to approximately 502 million by the end of 2003. IDC also estimates that the number of Web users in the United States alone will increase from approximately 81 million in 1999 to approximately 177 million by the end of 2003.

  Rapid Growth in Business Use of the Internet and "Vertical" Web Sites

     Businesses worldwide are increasingly using the Internet to take advantage of new revenue opportunities and operational efficiencies. In the last several years, many businesses have emerged with operating models that are exclusively dependent on the Internet, while traditional businesses of all sizes are working quickly to establish Web sites and expand their Internet presence. One indicator of the pace of this growth is IDC's projection that the market for business-to-business e-commerce will grow from $80 billion in 1999 to $1.1 trillion in 2003.

     As the number of Web sites has grown, another trend that has emerged is the proliferation of "vertical" Web sites, or Web sites targeted to specific interest groups. Vertical sites represent one of the fastest-growing segments of the Internet and are attracting a greater portion of advertising dollars. According to Forrester Research, the share of Internet advertising revenue generated by vertical Web sites will grow from 35% in 1999 to 55% in 2004.

  Growing Importance of High-quality Content

     The ability of Web sites to attract users is based in large part on their ability to provide users with value-added content. We believe that high-quality content is the primary reason users return to their favorite Web sites. In order to drive traffic to their sites and maximize stickiness, or the amount of time a user spends on a Web site, Web sites need to obtain high-quality content to differentiate themselves and to attract the attention of loyal users on the increasingly crowded Internet.

  Web Sites Face Challenges Obtaining and Managing High-quality Content

     Web sites have traditionally faced two costly and time consuming alternatives in attempting to obtain and integrate compelling content -- either to produce the content themselves or to outsource content from multiple third-party sources. Web sites that choose to create their own content face the high cost of maintaining an editorial staff as well as limitations on the volume and breadth of the content they can produce. Web sites that choose to aggregate third party content themselves must spend the time and effort to establish relationships with multiple content providers, often at a high cost, in order to obtain a sufficient array of content. They must then sift through a large volume of incoming content, in multiple formats, in order to find relevant content for their site.

THE SCREAMINGMEDIA SOLUTION

     We provide a single-source solution that enables Web sites to cost-effectively obtain and integrate high-quality, targeted content. Our proprietary technologies allow our customers to obtain custom-filtered digital content that is delivered in real time and fully integrated into the look and feel of their Web sites. Our rapidly growing digital content network provides important benefits to both our customers and our content providers.

  BENEFITS TO OUR CUSTOMERS

     Custom-Filtered, Real-Time Content. We offer Web sites continuously updated customized content drawn from our broad selection of content providers. We create one or more custom filters for our Web site customers, producing what we believe is the most precisely targeted content service currently available. Our proprietary technology enables us to process and deliver relevant content to customers' Web sites within seconds of our receiving the material from our content providers.

     Compelling Cost Proposition. We provide our Web site customers with a single-source solution for their content needs. Our solution is both easy to implement -- our software is compatible with all major Web platforms and can be installed with minimal time and effort -- and easy to use, with very little ongoing effort required. Customers can opt to maintain full editorial control in selecting the content they receive from us or they can opt to operate "hands-free," with content integrated directly into their Web site without any further editorial effort. By using the ScreamingMedia solution, our customers can avoid the time and expense associated with maintaining an editorial staff or dealing with multiple content providers, enabling them to focus their resources on other critical aspects of their business.

     Seamless Integration into a Customer's Web Site. We deliver and integrate content directly into our customers' Web sites in a manner consistent with the look and feel of the site, enabling our customers to maintain and enhance their brand identity. The content we supply is fully integrated so that users remain on our customers' sites, which is an advantage over other services that require users to link away to the content provider's site. This enhances user loyalty, allows Web sites to control the user's online experience and maximizes our customers' revenue opportunities.

     Flexible Solutions for a Broad Range of Customers. Our solutions are scalable and adaptable to meet customers' changing needs. The ScreamingMedia solution is equally suitable for customers requiring a high volume of content across many categories and those requiring a narrow stream of highly targeted content. Additionally, our solution may be used to supplement a Web site's original content. We can supply local, national and international content in different languages from a broad range of sources to Web sites worldwide. In addition, our new packaged news product, which we expect to launch in early 2000, will offer customers a lower-cost, pre-edited news solution. Our delivery formats are compatible with existing and evolving standards, including HTML, ASCII text, XML and special formatting for database insertion, and our software is compatible with all major Web site technology platforms.

     Enhanced Stickiness and Value. By providing our customers with continuously updated, targeted and relevant content, we believe that we help them differentiate their Web sites, build a loyal user base and increase the time each user spends on the site, as well as the frequency of user visits. This enhanced traffic and stickiness increases revenue opportunities for our customers.

  BENEFITS TO OUR CONTENT PROVIDERS

     We offer our content providers the opportunity to expand the distribution of their content and extend their reach at little or no cost. Our digital content network also allows content providers to increase their brand exposure while generating additional revenue opportunities. For content providers that already syndicate their content, the benefit lies in accessing additional distribution outlets without having to negotiate specific arrangements, which translates into increased distribution and revenue potential at little or no incremental cost. For other publishers, particularly small or niche content providers, we offer an attractive opportunity to syndicate their material and reach audiences that they could not otherwise access.

STRATEGY

     Our objective is to establish our technology platform as the global standard for the exchange of digital content and related services. The key elements of our strategy are as follows:

     Rapidly Expand Our Digital Content Network. We plan to aggressively expand the number of customers and content providers that make up our digital content network. The growth of our digital content network benefits both customers and content providers. As more Web sites use our services, this helps attract content providers by offering greater exposure and the opportunity to earn more revenue. Similarly, as more content providers join the network, the more valuable our services become to our customers as they gain access to an even greater array of content. We intend to rapidly grow our customer base through expanded domestic and international sales and marketing efforts and the continued expansion and enhancement of our products and services. We believe that the expansion of our digital content network will create significant barriers to entry and help our solution become the global standard for digital content aggregation and distribution.

     Maintain and Extend Product and Technology Leadership. We believe that we are currently the technology leader in aggregating and distributing digital content to Web sites. We intend to maintain and extend our technology and product leadership through continued research and development investments. We plan to continue developing products and services that respond to changing customer needs and evolving technologies and standards. Our development efforts are focused on offering new types of content such as photos, audio and video and adding complementary network services such as context-based e-commerce applications. In addition, we are currently extending our platform to provide our Web site customers with enhanced wireless content delivery capabilities.

     Establish ScreamingMedia as a Leading Brand. We believe that strong brand recognition is critical to our continued success. We intend to establish ScreamingMedia as the leading global brand for digital content aggregation and distribution. In September 1999, we launched our first brand-building campaign through print advertising in major business publications. We intend to aggressively extend our global brand-building campaign in 2000, which will include offline and online advertising, appearing at industry trade shows, sponsoring and appearing at industry conferences and other activities.

     Continue to Pursue Strategic Relationships. We intend to continue developing strategic relationships with other Internet-related companies to expand and enhance our digital content network. To date, we have entered into strategic alliances with partners including Agency.com, B2Bworks, Concentric Networks, Interwoven, Proxicom and Red Hat. These partners help us generate sales leads, and in some instances bundle our software with their technology offerings, which facilitates the growth of our network. We intend to form additional strategic relationships that further enhance our business. In addition, where appropriate, we intend to pursue strategic acquisitions that offer complementary products, services or technologies.

     Expand Our International Presence. There are significant opportunities to continue to expand our digital content network outside the United States. In particular, Latin America, Europe and Asia are expected to experience dramatic growth in Internet use over the next several years. We intend to capitalize on these opportunities. By moving into these markets early, just as the need for Web content becomes critical, we believe we will be able to obtain a significant advantage over our competitors. Our content processing technology allows us to aggregate and manipulate any form of content in any language and consequently we face few technological barriers to international expansion. Currently, we aggregate and distribute content in different languages for customers both within the United States and internationally. To further extend our international presence, we opened a London office in January 2000 and we plan to open an office in Miami in early 2000 to service the Latin American market. We will also pursue strategic relationships with international partners when appropriate opportunities arise.

CUSTOMERS

     As of January 31, 2000, we had entered into contracts with over 530 customers. Our customers are predominantly operators of Web sites, spanning a broad spectrum of Internet categories. The following is a representative list of our customers:

BUSINESS-TO-BUSINESS
ChemConnect
Commerce One
eSteel
Power Marketers Association

TECHNOLOGY
EarthWeb
Red Hat
Sun Microsystems, Inc.

BUSINESS AND FINANCE
Accounting.com
Insurance Information Institute
MSN MoneyCentral

E-COMMERCE/ADVERTISING/PORTALS
About.com
AltaVista Shopping.com
AuctionRover
DoubleClick
GoEdison.com

ENTERTAINMENT
DVDfile
Entertaindom.com
iCAST
Trans-World Entertainment Company

HEALTH
Cancer Facts
drkoop.com
eNutrition.com
InteliHealth
National Multiple Sclerosis Society
Shared Medical Systems
thehealthchannel.com

INTERNATIONAL/FOREIGN LANGUAGE
LatPro.com
Telemundo
Yupi Internet

RECRUITING
CareerBuzz
Career Zone

SPECIAL INTERESTS
The Black World Today
EVOTE.COM
The Gay Financial Network
Womens' Health Interactive

WIRELESS ENABLED
The New York Times on the Web
OmniSky
Oracle Corp.

  CASE STUDIES

     thehealthchannel.com -- Using ScreamingMedia Content to Enhance
Stickiness. thehealthchannel.com had been subscribing to a content syndication service that only provided headlines that linked the visitor off their site in order to read the articles. thehealthchannel.com needed a content service that allowed them to keep their users on their site longer. ScreamingMedia provided thehealthchannel.com with custom filters and our SiteWare(TM) software, allowing them to access thousands of high-quality, full-text articles from our Content Engine(R). Using SiteWare(TM), thehealthchannel.com is now able to publish the entire text of articles in a manner consistent with the look and feel of their site. As a result, thehealthchannel.com can now provide targeted content without driving away traffic or surrendering advertising revenue to a third party.

     The Black World Today -- Using ScreamingMedia to Help Increase Ad Revenue. The Black World Today, or TBWT, wanted to create additional revenue from advertising and sponsorships in order to expand, but had insufficient page-views to attract the volume of advertising they desired. ScreamingMedia's solution has enabled TBWT to publish relevant, high-quality content, thereby adding additional pages of targeted news content to their site. TBWT believes that the use of the ScreamingMedia network has helped them to increase their page-views and attract new advertisers.

     Sun Microsystems, Inc. -- Using ScreamingMedia as a Single Source Content Solution. Sun wanted to offer their large community of Java(TM) developers real-time news from multiple sources, but did not want the inconvenience and expense of creating and managing multiple content licensing deals. The ScreamingMedia solution provided Sun with a single source for custom-filtered articles related to Java technology from multiple sources in real time and allowed them to integrate these articles directly into Sun's Web site. By outsourcing the provision of news for its Web site to ScreamingMedia, Sun was able to gain a depth and specificity of news coverage it could not have obtained elsewhere, and integrate these articles into its Web site at low cost, with very little effort.

     EVOTE.COM -- Using ScreamingMedia to Lower Editorial Costs. EVOTE needed to provide high-quality, up-to-the-minute election news for the 2000 Presidential election, but it was not cost-effective to hire the additional editorial staff it required. ScreamingMedia created a custom filter for EVOTE, enabling EVOTE's editors to select election-related content from a wide variety of sources with minimal effort. With ScreamingMedia's custom content solution, EVOTE can now provide high-quality, real-time election news in a cost-effective and efficient manner with no additional editorial staff.

     InteliHealth -- Using ScreamingMedia to Maximize Editorial
Control. InteliHealth was looking for real-time, health-related news to supplement its already extensive database of high-quality content. InteliHealth chose ScreamingMedia because our Editor's Desk feature provided a mechanism for their news editors to effectively review, classify and hand-pick the articles they wanted. Additionally, our SiteWare(TM) software allowed them to publish content to their site, in a manner consistent with InteliHealth's own look and feel, with the click of a mouse. For InteliHealth, ScreamingMedia offered a solution that provided a large quantity of filtered content and offered full editorial control over the content they choose to publish on their Web site.

CONTENT PROVIDERS

     We employ a specialized content acquisition team to build our network of content providers. As of January 31, 2000, this team was composed of 13 employees. Members of this department typically specialize in a particular type of source, such as newspapers, newswires, magazines or Web sites, or on major geographic or vertical markets. We intend to hire additional content acquisition staff as we expand.

     We currently obtain content from over 390 publications from 119 content providers, ranging from traditional news syndication services to specialized media sources and including both domestic and international publications. A representative list is provided below:

GENERAL NEWS SYNDICATION
AP Online
The Christian Science Monitor
Knight-Ridder Tribune
Medical Tribune News Service
Newsbytes News Network
The New York Times Syndicate
Policy.com
Scripps Howard News Service

INTERNATIONAL/FOREIGN LANGUAGE
Deutsche Presse - Agentur
EFE
Fut Brasil
Latin Trade

LIFESTYLES/ENTERTAINMENT/SPORTS
AP Mega Sports
Asimba.com
Astrology.com
Theatre.com
ThirdAge.com
TVData Features Syndicate

BUSINESS AND INDUSTRY
American Banker
Biomedical Market Newsletter
Financial Gazette
Internet Wire
IRA Info
Microcap Stock Digest
Mutual Funds Interactive/Brill.com
Red Herring.com
Total Stock Research.com

LOCAL/REGIONAL
Albuquerque Journal
Arizona Republic
Atlanta Journal - Constitution
Knoxville News - Sentinel
Las Vegas Review Journal
MaineToday.com

NETWORK SERVICES

     We provide real-time delivery of custom-filtered content to Web site customers. We provide a single-source solution that enables Web sites to cost-effectively obtain and integrate high-quality, targeted content. Our service employs two principal software applications:

     - the Content Engine(R), which resides on our servers, processes, filters and distributes incoming content; and

     - SiteWare(TM), which is installed on our customers' servers, is used to receive content from us and to integrate this content into the customer's Web site.

     The key features of our service are:

     - customization -- we work with our customers to create a series of custom filters that extract exactly the type of content the customer desires;

     - real-time delivery -- as soon as we receive content, our Content Engine(R) processes, filters and delivers it almost instantaneously to our customers' Web sites;

     - control -- customers can use the Editor's Desk feature of SiteWare(TM) to review the content we deliver and choose which items to display on their sites. Alternatively, customers can choose to have ScreamingMedia publish content directly to their Web sites without an intervening step; and

     - integration -- once a customer has chosen the desired content, SiteWare(TM) automatically integrates it into the customer's Web site. Customers can choose to receive content in most commonly-used formats, including ASCII text, XML, HTML, and database-ready formats. Our system enables content to appear on the customer's site in a manner consistent with the look and feel of the site.

     In early 2000, we intend to begin offering a new packaged news product to Web sites. This product will offer customers a lower-cost, pre-edited news solution available for purchase from our Web site. Customers will be able to choose one or more of a number of topical content packages, which will be composed of items selected daily by our editors. This content will be sent to customers over the Internet and will automatically be integrated into the look and feel of the customer's Web site.

TECHNOLOGY

     ScreamingMedia's proprietary software platform is designed for flexibility, scalability and reliability. The primary elements consist of SiteWare(TM) software that is installed on each customer's Internet server computer and the Content Engine(R) that resides on our own server computers. Key features of the technology include:

     Object-Oriented Multi-Tiered Architecture. Our software is based on the distributed object model, allowing virtually any digital data to be encapsulated and transferred through our network -- for example, text, photo, video and audio based content. The modularity resulting from our multi-tiered architecture enhances our ability to modify and upgrade the network without interruption to our services. Both of these features contribute to the scalability of our platform.

     Robust Processing and Filtering Technology. The algorithms employed in our Content Engine(R) software allow real-time processing and custom filtering of all incoming content. Our proprietary pre-processing algorithms normalize all incoming content prior to the filtering stage. Our filtering technology uses regular expression pattern matching, allowing a high degree of customization and control. The Content Engine(R) currently houses over 5,000 custom filters.

     Platform Independent Java Application. Our SiteWare(TM) software is written entirely in Java. Using Java allows the software to function on any type of operating system for which a Java run-time environment is available, making the software platform-independent.

     Compatibility With Evolving Technologies. Our technology enables us to both deliver content to and aggregate content from a variety of Web platforms and in a variety of standard and legacy data formats. SiteWare(TM) can deliver content to Web sites in most commonly-used formats, including ASCII text, binary data, XML, HTML, and database-ready formats. Our content aggregation system can access content through a variety of delivery channels, including satellite, leased lines and the Internet.

  Content Engine(R)

     The Content Engine(R) resides on our servers and is a highly scalable server software solution that aggregates, normalizes, filters and disseminates content from various media sources. Incoming content undergoes a process of parsing and normalization to prepare it for further processing. Once data is normalized and indexed, the process of matching client-specific filters occurs. When a piece of content matches a client filter, that piece of content is copied into a customer-specific file. We deliver content by means of a proprietary TCP/IP socket communication protocol that communicates between the Content Engine(R) and SiteWare(TM), which is installed on the customer's server.

  SiteWare(TM)

     We provide our customers with our SiteWare(TM) software. SiteWare(TM) allows the customer access to our services and allows communication between the customer's server and the Content Engine(R). SiteWare(TM) houses each customer's unique integration configuration and, upon receiving data from the Content Engine(R), can immediately integrate that information into the customer's Web site in the manner desired.

     SiteWare(TM) includes a feature called the Editor's Desk that allows a customer to exercise complete control over the content they select and publish to their Web site. From the Editor's Desk, a customer can review articles and publish selected stories to pre-determined locations on their Web site with a single click of their mouse. Web sites that prefer to have "hands-free" content delivery can choose to have us publish content directly to their Web site without any further editorial involvement.

  Scalable Network Infrastructure

     Our network infrastructure consists of multiple UNIX servers on a multi-tiered TCP/IP backbone, which allow for hardware and software scalability. All server applications are distributed across multiple server computers for maximum redundancy.

SALES AND MARKETING

  Sales

     We sell our ScreamingMedia solution through a direct sales force. As of January 31, 2000, our sales force was composed of 37 employees. Our sales staff is currently located in New York, San Francisco and London. Our sales force is divided into teams focused on international markets and vertical categories, such as health, technology, finance and entertainment. We intend to hire additional sales people as we expand.

  Marketing

     Our marketing strategy is to build brand awareness and increase customer familiarity with ScreamingMedia and our services through online and traditional media advertising, public relations efforts and a presence at trade shows and other industry events. In addition, we use online and offline promotions and strategic marketing partnerships to help generate sales leads. Our Web site is also used as a marketing and sales tool, providing current and potential customers the ability to research and sample our services and to contact our sales staff.

  Alliance Partner Program

     To accelerate the growth of our digital content network, we have developed an alliance partner program. The program consists of a range of strategic partnerships with businesses that offer particular opportunities to market our products or to distribute our software. Our marketing partners, such as Agency.com, Concentric Networks, B2Bworks and Proxicom, recommend our products and services, where appropriate, as part of their overall service package. We work with our technology partners, such as Red Hat and Interwoven, to bundle SiteWare(TM) with their technology offerings. We believe these arrangements benefit our partners by enabling them to offer additional products and services to their customers, and will assist us in achieving our goal of having our products widely adopted as a standard content platform across the Internet.

CUSTOMER SUPPORT

     We believe that a high level of customer support is critical to our success. We provide our customers and content providers with 24 hours a day, seven days a week support. As of January 31, 2000, our customer support staff was composed of 28 employees. We provide full life-cycle support, beginning with software configuration and installation assistance and filter building, and extending to ongoing technical support and account management. We also provide Web-based customer support. We intend to hire additional customer support personnel as our digital content network expands.

COMPETITION

     The market for digital content aggregation and distribution on the Internet is new and rapidly evolving. We expect competition to increase significantly in the future as current competitors improve their offerings and as new participants enter the market.

     We believe that the principal competitive factors in our market are cost-effectiveness, ease of use, brand recognition, ease of integration, scalability and breadth, depth and timeliness of content.

     We currently compete with both traditional and online aggregators and distributors of content. Historically, traditional aggregators and distributors have delivered large volumes of content in proprietary formats. These services have typically been relatively expensive and inflexible and thus are less suitable for most Web site customers.

     While many of the traditional content aggregators and distributors have not focused on the online marketplace, several now offer products that can be used by Web sites to obtain content. Many of these companies have longer operating histories, larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than we do.

     We also compete with existing online aggregators and distributors of content, some of whom offer products similar to ours. Some of these companies offer different subscription models, delivery systems and types of content, and these differences could prove attractive to potential customers. In the future, these competitors or any other competitors might offer products that offer the features we now offer or other features desired by potential customers.

     Although we believe that we have competitive advantages over our current competitors and other potential entrants in our market, we may be unable to compete successfully against current and future competitors, which could adversely affect our business.

INTELLECTUAL PROPERTY

     Our success will depend in part on our ability to protect our intellectual property and other proprietary rights in our software and other technology. To protect our proprietary rights, we rely on a combination of patent, trademark, copyright, and trade secret laws, confidentiality and license agreements with our employees, customers, partners, and others, and security features we have built into our technology.

     We have four pending U.S. patent applications, but presently do not have any issued patents. Unless and until patents are issued, no patent rights can be enforced. We have applied for registration in the United States for certain of our trademarks and service marks, including ScreamingMedia(SM), SiteWare(TM), Content Engine(R) and others, and we intend to pursue registration of certain marks internationally.

     Despite these protections, others still might be able to use our intellectual property without our authorization. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do U.S. laws. Moreover, potential competitors might be able to develop technologies or services similar to ours without infringing our patents. In addition, if our agreements with employees, consultants and others who participate in product and service development activities are breached, we may not have adequate remedies, and our trade secrets may become known or independently developed by competitors. If we are unable to protect our intellectual property adequately, it could materially affect our financial performance.

     There can also be no assurance that other parties will not assert claims that our products or names infringe on their proprietary rights. A third-party infringement claim could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product and service delays or require us to enter into royalty or licensing agreements.

EMPLOYEES

     As of January 31, 2000, we had 141 full-time employees. Of these, 41 were employed in sales and business development, 28 in customer support, four in marketing, 13 in content acquisition, 20 in research and development and 35 in general and administrative positions. None of our employees is represented by a union. We believe that our relations with our employees are good.

FACILITIES

     We are headquartered in New York City, where we lease approximately 25,000 square feet of space. This lease expires in March 2009. We have an option to lease an adjacent 4,608 square feet and have recently entered into an agreement to sublet a further adjacent 17,100 square feet. We also lease offices in London and San Francisco and are in the process of opening an office in Miami.

LEGAL PROCEEDINGS

     We are not presently a party to any material legal proceedings.

                                   MANAGEMENT

     Our executive officers, key employees and directors, and their ages and positions as of February 15, 2000 are as follows:

                   NAME                     AGE                    POSITION
                   ----                     ---                    --------
Jay Chiat.................................  68    Chairman of the Board of Directors
Kevin C. Clark............................  39    Chief Executive Officer and Director
Alan S. Ellman............................  36    President, Chief Operating Officer and
                                                  Director
Joseph F. Choti...........................  39    Chief Technical Officer
Terry Waters..............................  41    President, International
Marianne Howatson.........................  51    Executive Vice President, Global Content
                                                  Management
Sean P. Morgan............................  35    Senior Vice President of Sales
Roy R. Boling.............................  42    Director of Financial Operations
William P. Kelly..........................  33    General Counsel, Secretary and Director
James D. Robinson III.....................  64    Director
Wm. Brian Little..........................  57    Director
Kenneth B. Lerer..........................  47    Director
Patrick J. McNeela........................  51    Director

     Jay Chiat has served as chairman of our board of directors since November 1999 and as a director since April 1997. Between November 1998 and November 1999, he also served as interim chief executive officer. Since 1995, Mr. Chiat has served as an advisor to several new media start-up businesses. Mr. Chiat is the founder of Chiat/Day Advertising, Inc., an international advertising agency for which he served as chairman from July 1968 to January 1995. Mr. Chiat is a director of Cybergold, Inc., the Hereditary Disease Foundation, Department 56, Inc. and SoftCom, Inc. Mr. Chiat has received numerous awards in the advertising industry and was elected to the AAF Advertising Hall of Fame in 1999.

     Kevin C. Clark has served as our chief executive officer since November 1999 and he has been a director since November 1998. From August 1998 until November 1999, Mr. Clark pursued Internet investment activities as chairman and chief executive officer of KMC Holdings LLC. Mr. Clark served as vice chairman of Modem Media.Poppe Tyson from May 1998 to August 1998. From May 1997 to May 1998, Mr. Clark served as chairman and chief executive officer of Poppe Tyson, a global digital marketing business. From March 1996 to May 1997, he served as a director of and advisor to Poppe Tyson. Mr. Clark founded Cross Country Staffing in 1986, and was chairman and chief executive officer from 1986 through 1994 and chairman from June 1994 through March 1996. Mr. Clark serves as a director of Healthmarket.com and Primary Knowledge, Inc. and as an advisor to the board of Ecommerce Solutions, LLC.

     Alan S. Ellman founded the company and has served as a director since 1993. Mr. Ellman has served as president since 1995 and he has served as president and chief operating officer since February 2000. From 1990 to 1993, Mr. Ellman was the director of finance at ABC Radio Networks in New York, where his responsibilities included managing domestic and international financial and accounting operations.

     Joseph F. Choti has served as chief technology officer since October 1999. From September 1998 to October 1999, Mr. Choti was chief technical officer of Real Time Data Inc. From May 1996 to September 1998, Mr. Choti was chief technical officer and director of product development at Applied Information Services, Inc. From 1994 to 1996 Mr. Choti worked in the enterprise systems research and development group of Bloomberg Financial Markets, LP.

     Terry Waters was appointed president, international in February 2000. From July 1999 to February 2000, Mr. Waters has pursued Internet investment and consulting activities as an independent consultant. From

September 1985 to June 1999, Mr. Waters was employed by Gartner Group, Inc., a NYSE listed company, most recently serving as senior vice president and managing director of Executive Programs. Prior to this, Mr. Waters was vice president, worldwide marketing from October 1990 to December 1993 and vice president, eastern region sales from March 1987 to October 1990. Mr. Waters was employed by the Xerox Corporation from September 1981 to August 1985.

     Marianne Howatson has served as our executive vice president of global content management since June 1999. From June 1998 through April 1999, Ms. Howatson served as an advisor to Emap plc, the British publisher of Elle, New Woman and Q magazines, on the acquisition by Emap plc of the Peterson Publishing Company. From April 1997 through March 1998, Ms. Howatson was executive vice president of Playboy Enterprises, Inc. and president of the Publishing Group of Playboy. In this position Ms. Howatson oversaw Playboy's domestic and overseas publishing businesses, including the U.S. edition of Playboy Magazine, its 15 foreign editions and new media business. From 1995 to April 1997, Ms. Howatson was an equity partner and general manager of Cardinal Business Media. Prior to that Ms. Howatson was group publisher at Gruner + Jahr USA Publishing and publisher of Conde Nast Publications' Self magazine and American Express' Travel and Leisure magazine.

     Sean P. Morgan has served as our senior vice president of sales since February 1997. Prior to joining us, Mr. Morgan founded Gravity Sports, a firm that created sports-based, cross-promotional events for companies, for which he served as president from 1991 to 1997. Prior to that, Mr. Morgan directed the Manhattan marketing operations for Community Quote Graphics Inc., a provider of data services for the commodities and futures markets.

     Roy R. Boling has served as director of financial operations since April 1999. Mr. Boling served as director of financial operations for RCN Corp. from July 1998 to April 1999. From May 1997 through July 1998, he served initially as controller and then as vice president/controller of Javanet, Inc., a regional Internet service provider that RCN Corp. acquired in July 1998. From June 1996 to May 1997, Mr. Boling served as a consultant for Polska Telewisa Kablowa, a Polish cable concern and a subsidiary of Chase Enterprises, a real estate and international cable company. From May 1991 through June 1996, Mr. Boling served first as business/operations manager of radio properties, then as station manager, for 1080 Corporation, an AM/FM radio station in Hartford, Connecticut, a subsidiary of Chase Enterprises.

     William P. Kelly has served as general counsel, director and secretary since April 1997. Since 1991, Mr. Kelly has been engaged in the practice of law in the area of complex civil litigation. Mr. Kelly was a founder in 1996 of the law firm of McCarthy & Kelly LLP, where he continues to practice. From 1995 to 1996, he was associated with the law firm of Condon & Forsyth.

     James D. Robinson III has served as a director of since April 1997. He is co-founder, chairman and chief executive officer of RRE Investors, LLC, a private information technology venture investment firm, and since 1996, he has been chairman of Violy, Byorum & Partners Holdings. Mr. Robinson served as chairman and chief executive officer of American Express Company from 1977 to 1993. Mr. Robinson is a director of The Coca-Cola Company, Bristol-Myers Squibb Company, First Data Corporation, Cambridge Technology Partners and Concur Technologies, Inc. He is a limited partner and advisor to International Equity Partners and serves on the boards of InfiCorp Holdings, Inc., Ibero-American Media Partners and Qpass Inc., all private companies. Mr. Robinson is a member of the Business Council and the Council on Foreign Relations.

     Wm. Brian Little has served as a director since June 1999. Since January 1995, Mr. Little has been a private investor. During 1994, Mr. Little was a special limited partner of Forstmann Little & Co. From 1978 through 1993, Mr. Little served as a founding general partner of Forstmann Little & Co. Mr. Little serves on the boards of directors of The Topps Company, Inc., Department 56 Inc. and Aldila, Inc.

     Kenneth B. Lerer has served as a director since November 1998. Mr. Lerer has served since May 1996 as the president and chief operating officer of Robinson, Lerer and Montgomery, a financial consulting firm providing services to Fortune 500 companies. In addition, Mr. Lerer has served as vice president of corporate communications at America Online since October 1999. From 1980 to 1996, Mr. Lerer was vice president of corporate affairs at Warner Amex Cable. Mr. Lerer is chairman of the board of the Public Theater/New York Shakespeare Festival and is a director of Oxygen Media, Inc., an Internet and cable company.

     Patrick J. McNeela has served as a director since December 1999. Since December 1997, Mr. McNeela has served as vice president of General Electric Investment Company, Private Equity Group. From January 1995 to December 1997, he was senior vice president and manager of GE Capital Corporation, Equity Capital Group.

CLASSES OF DIRECTORS

     Our certificate of incorporation divides our board of directors into three classes, denominated as Class I, Class II and Class III. Members of each class hold office for staggered three-year terms. At each annual meeting of our stockholders beginning in 2001, the successors to the directors whose term expires at that meeting will be elected to serve until the third annual meeting after their election or until their successor has been elected and qualified.
                    will serve as Class I directors whose terms expire at the
2001 annual meeting of stockholders.                     will serve as Class II
directors whose terms expire at the 2002 annual meeting of stockholders.
                    will serve as Class III directors whose terms expire at the 2003 annual meeting of stockholders. With respect to each class, each director's term will be subject to the election and qualification of his or her successor, or his or her earlier death, resignation or removal. These provisions, when taken in conjunction with other provisions of our certificate of incorporation authorizing the board of directors to fill vacant directorships, may delay a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies with its own nominees.

BOARD COMMITTEES

     We have established an audit committee and a compensation committee. The audit committee reviews our internal accounting procedures and considers and reports to the board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance
of our independent auditors. The audit committee consists of           . The
compensation committee reviews and recommends to the board of directors the salaries, benefits and stock option grants for all employees, consultants, directors and other individuals compensated by us. The compensation committee also administers our stock option and other employee benefit plans. The compensation committee consists of Jay Chiat, Wm. Brian Little and James D. Robinson III.

COMPENSATION OF DIRECTORS

     We do not currently pay cash fees to our directors for attending board or committee meetings, but we reimburse directors for their reasonable expenses incurred in connection with attending these meetings. Directors are eligible for grants of awards under our stock equity plans, as described below under "Stock Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. See "Certain Relationship and Related Transactions" for a description of transactions between us and entities affiliated with members of the compensation committee.

EXECUTIVE COMPENSATION

     The following summary compensation table sets forth information concerning compensation earned in 1999 by both of the individuals who served as ScreamingMedia's chief executive officer during 1999 and the remaining four most highly compensated executive officers as of December 31, 1999 whose salary and bonus earned in 1999 exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG-TERM
                                                                                COMPENSATION
                                                  ANNUAL COMPENSATION              AWARDS
                                           ----------------------------------   ------------
                                                                    OTHER        SECURITIES
                                                                    ANNUAL       UNDERLYING     ALL OTHER
                NAME AND                    SALARY     BONUS     COMPENSATION     OPTIONS      COMPENSATION
           PRINCIPAL POSITION                ($)        ($)          ($)            (#)            ($)
           ------------------              --------   --------   ------------   ------------   ------------
Jay Chiat................................  $     --   $     --     $20,870(5)           --       $    --
  Chairman of the Board(1)
Kevin C. Clark(2)........................    46,140         --          --         900,000            --
  Chief Executive Officer
Alan S. Ellman...........................    95,870    100,000          --              --            --
  President and Chief Operating Officer
Gregoire Sentilhes(3)....................    59,222         --          --         200,000(6)     80,000(7)
  Former President, International
Marianne Howatson(4).....................   103,930     70,000          --         600,000            --
  Executive Vice President, Global
  Content Management
Sean P. Morgan...........................    85,890    100,250          --              --            --
  Senior Vice President of Sales

---------------
(1) Mr. Chiat was our interim chief executive officer until November 1999 but resigned from that position when Mr. Clark joined ScreamingMedia as our chief executive officer. Mr. Chiat was not paid any cash compensation for his services as chief executive officer.

(2) Mr. Clark joined ScreamingMedia on November 8, 1999 at an annual salary of $300,000.

(3) Mr. Sentilhes joined ScreamingMedia on September 1, 1999 at an annual salary of $175,000. Mr. Sentilhes left ScreamingMedia on February 8, 2000.

(4) Ms. Howatson joined ScreamingMedia on June 7, 1999 at an annual salary of $180,000.

(5) We maintain an apartment in New York City for business purposes. This amount represents the cost in 1999 of allowing Mr. Chiat to use the apartment for his personal use.

(6) This number excludes 450,000 shares subject to unvested options that expired when Mr. Sentilhes left ScreamingMedia on February 8, 2000.

(7) This amount represents consulting fees paid to Mr. Sentilhes in 1999 for work he did for us as a consultant before he became one of our officers.

OPTION GRANTS IN 1999

     The following table sets forth information concerning individual grants of stock options made during 1999 to each of the executive officers named in the Summary Compensation Table. Potential realizable value is presented net of the option exercise price, but before any federal or state income taxes associated with exercise, and is calculated assuming that the fair market value on the date of the grant appreciates at the indicated annual rates, compounded annually, for the term of the option. The 0%, 5% and 10% assumed rates of appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future increases in the price of our common stock. Actual gains will be dependent on the future performance of our common stock and the option holder's continued employment throughout the vesting period. Accordingly, the amounts reflected in the following table may not actually be achieved.

                                             PERCENT OF                              POTENTIAL REALIZABLE VALUE AT ASSUMED
                           NUMBER OF        TOTAL OPTIONS                                 ANNUAL RATES OF STOCK PRICE
                             SHARES          GRANTED TO     EXERCISE                     APPRECIATION FOR OPTION TERM
                       UNDERLYING OPTIONS   EMPLOYEES IN      PRICE     EXPIRATION   -------------------------------------
        NAME                GRANTED          FISCAL YEAR    ($/SHARE)      DATE          0%           5%           10%
        ----           ------------------   -------------   ---------   ----------   ----------   ----------   -----------
Jay Chiat............            --               --            --             --            --           --            --
Kevin C. Clark.......       900,000             24.7%         3.25       11/08/04    $6,075,000   $8,561,534   $11,569,590
Alan S. Ellman.......            --               --            --             --            --           --            --
Gregoire Sentilhes...       650,000(1)          17.9          1.80       09/01/04     2,106,000    3,011,098     4,106,031
Marianne Howatson....       600,000             16.5          1.80       06/07/04     1,944,000    2,779,475     3,790,182
Sean P. Morgan.......            --               --            --             --            --           --            --

---------------
(1) This number includes 450,000 shares subject to unvested options that expired when Mr. Sentilhes left ScreamingMedia on February 8, 2000.

1999 OPTION EXERCISES AND OPTION VALUES

     The following table sets forth information concerning unexercised stock options held of December 31, 1999 by the executive officers named in the Summary Compensation Table. None of these persons exercised any options during 1999. The value of "in-the-money" options represents the difference between the exercise price of an option and the fair market value of our common stock as of December 31, 1999, which, solely for purposes of this calculation, we estimate to have been $20.00 per share.

                                                   NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                                                  UNDERLYING UNEXERCISED              IN-THE-MONEY
                                                        OPTIONS AT                     OPTIONS AT
                                                     DECEMBER 31, 1999              DECEMBER 31, 1999
                    NAME                        ---------------------------    ---------------------------
                    ----                        EXERCISABLE   UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
                                                ---------------------------    ---------------------------
Jay Chiat...................................       --             --                   --               --
Kevin C. Clark..............................     225,000       675,000         $3,768,750      $11,306,250
Alan S. Ellman..............................       --             --                                    --
Gregoire Sentilhes..........................     200,000       450,000  (1)     3,640,000        8,190,000
Marianne Howatson...........................     100,000       500,000          1,820,000        9,100,000
Sean P. Morgan..............................       --             --                   --               --

---------------
(1) These 450,000 shares were subject to unvested options that expired when Mr. Sentilhes left ScreamingMedia on February 8, 2000.

EMPLOYMENT AGREEMENTS

     Kevin C. Clark. We are a party to a three-year employment agreement with Kevin C. Clark, dated November 8, 1999. Pursuant to this agreement, he serves as our chief executive officer. Mr. Clark receives an annual salary of $300,000 per year, is eligible to participate in any bonus plans we have for our senior executives, and participates at the highest level in all of our benefit plans and fringe benefit arrangements. On his first day of employment, Mr. Clark received stock options to purchase 900,000 shares of our common stock at an exercise price of $3.25 per share. Of these options, 225,000 vested on December 1, 1999 and the remainder will vest quarterly in equal installments over a two and one-half year period beginning November 8, 1999. Under the employment agreement, we are obligated to pay Mr. Clark a "gross-up" payment to reimburse him for any excise tax imposed under Section 4999 of the Internal Revenue Code on any payment, including any gross-up payments, made to Mr. Clark (whether under his employment agreement or otherwise). If Mr. Clark is terminated without cause or he quits for good reason, he will receive his base salary, medical and other insurance benefits for six months following termination. In addition, all options held by Mr. Clark that would have vested within one year after termination, had he been employed for that period, will automatically vest on the date of his termination. Mr. Clark is subject to six-month post-termination noncompetition and nonsolicitation covenants.

     Marianne Howatson. We are party to an employment agreement with Marianne Howatson, dated June 7, 1999. Pursuant to this agreement, she was paid a signing bonus of $70,000 and receives an annual salary of $180,000. In addition, Ms. Howatson was granted options to purchase 600,000 shares of our common stock at an exercise price of $1.80 per share. These options vest in 36 substantially equal monthly installments, as long as Ms. Howatson remains employed with us. Ms. Howatson participates in our standard benefit plans.

STOCK PLANS

  1999 Stock Option Plan

     General. We have reserved for issuance 5,000,000 shares of common stock under our 1999 stock option plan, subject to adjustment in the event of a reorganization, merger, consolidation, recapitalization, reclassification, stock split or other similar corporate event. If an option expires, terminates or becomes unexercisable for any reason without having been exercised in full, the unpurchased shares will again be available for future option grants under the plan.

     Options granted under the plan may be incentive stock options within the meaning of Section 422 of the Internal Revenue Code or non-qualified stock options.

     Administration. The plan is administered by our compensation committee. The committee has the authority to adopt, amend and rescind rules and regulations as it determines advisable for administration of the plan. The committee also has the sole authority to determine who will be granted options and to determine the terms of the options, including the number of shares and the exercise price of the option.

     Eligibility. Options may be granted under the plan to our officers, employees, directors, consultants, advisors and representatives, but incentive stock options may be granted only to our employees.

     Terms and Conditions of Options. The number of shares of common stock to be subject to an option and the option's exercise price are determined by the committee. Incentive stock options may not be granted at an exercise price less than 100% of the fair market value of the common stock on the date of grant. Non-qualified options may not be granted under the plan at an exercise price less than 85% of the fair market value of the common stock on the date of grant. Options granted under the plan become exercisable at the times and upon the conditions that the committee may determine, as reflected in the applicable option agreement. The committee determines the term of the option, which generally may not exceed ten years from the date of grant.

     If there is a sale of substantially all of our property and assets or if a change in control occurs, the purchaser of our assets or common stock may, in its discretion, deliver to the optionees the same kind of consideration that is delivered to our stockholders as a result of the sale or change in control that has a value equal to the option had it been exercised in full and no shares had been sold prior to the sale or change in control. The committee also has the authority, but not the obligation, to accelerate the exercisability of any options granted under the plan upon a merger, consolidation, sale of substantially all of our property and assets or upon a change in control. If there is a hostile change in control, each option outstanding under the plan will automatically accelerate in full and unvested shares will vest in full immediately. If we are dissolved or liquidated, all options outstanding under the plan will terminate, but each optionee, if then employed by us or any of our subsidiaries, will have the right to exercise his or her options immediately before the dissolution or liquidation.

     The option exercise price must be paid in full at the time of exercise, and is payable by any one of the following methods or a combination thereof:

     - in cash;

     - by delivery of a promissory note, provided that a note may be used only under the circumstances and according to the terms established by the committee; or

     - by delivery of previously acquired shares of common stock.

     Termination of Employment or Service. If an optionee's employment or service terminates because of disability or death, the optionee's options will terminate on the last day of the twelfth month from the date of cessation of employment or service. If an optionee's employment or service terminates within six months of the date on which there occurs a hostile change of control, any options held by the optionee will immediately accelerate, and any shares which are not vested at the time of termination will automatically vest in full and may be exercised during the three-month period after the date of cessation of employment or service. The committee also has the authority to permit post-termination exercise of an option under other circumstances. In any event, no option may be exercised after the original exercise period has expired.

     Amendment, Termination of Plan. Unless earlier terminated by the board of directors, the plan will terminate ten years from the date of its adoption. The board of directors may terminate, modify or amend the plan at any time, except that an amendment will be subject to stockholder approval if the amendment would increase the maximum number of shares reserved for the plan or change the class of persons eligible to receive options, or make any other change that requires stockholder approval under applicable law or regulations. The committee generally may terminate, amend or modify any outstanding option without the optionee's consent, except that the committee cannot change the number of shares subject to the option, its exercise price or its term without the optionee's consent.

     Since the amount of benefits to be received by any plan participant is determined by the committee, the amount of future benefits allocated to any employee or group of employees in any particular year is not determinable.

  2000 Equity Incentive Plan

     General.  We have reserved for issuance a maximum of           shares of
common stock under our 2000 equity incentive plan. If an award granted under the plan expires or is terminated, the shares of common stock underlying the award will again be available under the plan.

     Types of Awards.  The following awards may be granted under the plan:

     - stock options, including incentive stock options and non-qualified stock options;

     - restricted stock;

     - phantom stock;

     - stock bonuses; and/or

     - other stock-based awards.

     Administration. The plan will initially be administered by the compensation committee, although it may be administered by either our full board of directors or any other committee designated by the board.

     The committee may, subject to the provisions of the plan, determine the persons to whom awards will be granted, determine the type of award to be granted, the number of shares to be made subject to awards, the exercise price and other terms and conditions of the awards, and to interpret the plan and prescribe, amend and rescind rules and regulations relating to the plan. The committee may delegate to any of our senior management the authority to make grants of awards to our employees who are not our executive officers or directors.

     Eligibility. Awards may be granted under the plan to employees, directors and advisors, as selected by the committee.

     Terms and Conditions of Options. Stock options may be either "incentive stock options," as that term is defined in Section 422 of the Internal Revenue Code, or non-qualified stock options. The exercise price of a stock option granted under the plan is determined by the committee at the time the option is granted, but the exercise price of an incentive stock option may not be less than the market value per share of common stock on the date of grant. Stock options are exercisable at the times and upon the conditions that the committee may determine, as reflected in the applicable option agreement. The committee will determine the term of the option, which generally may not exceed ten years from the date of grant.

     The option exercise price must be paid in full at the time of exercise, and is payable by any one of the following methods or a combination thereof:

     - in cash or cash equivalents;

     - the surrender of previously acquired shares of common stock that have been held by the participant for at least six months prior to the date of surrender;

     - if so determined by the committee as of the grant date, authorization for us to withhold a number of shares otherwise payable pursuant to the exercise of an option; or

     - through a "broker cashless exercise" procedure approved by us.

     The committee may, in its sole discretion, authorize ScreamingMedia to make or guarantee loans to a participant to assist the participant in exercising options.

     At the time of grant of an option, the committee may provide that the participant may elect to exercise all or any part of the option before it becomes vested and exercisable. If the participant elects to exercise all or part of a non-vested option, the participant will be issued shares of restricted stock which will vest in accordance with the vesting schedule set forth in the original option agreement. The restricted shares will be subject to our right to repurchase the shares following termination of the participant's employment or service with us.

     Restricted Stock. The plan provides for awards of common stock that are subject to restrictions on transferability and others imposed by the committee. Except as provided for under the award agreement relating to the restricted stock, a participant granted restricted stock will have all of the rights of a stockholder.

     Phantom Stock. The plan provides for awards of phantom stock which, upon vesting, entitle the participant to receive an amount in cash equal to the fair market value of the number of shares. Vesting of all or a portion of a phantom stock award may be subject to various conditions established by the committee.

     Stock Bonuses; Other Awards. The plan provides that the committee, in its discretion, may award shares of common stock to employees. In addition, the committee may grant other awards valued in whole or in part, by reference to, or otherwise based on, common stock.

     Termination of Employment or Service. Generally, unless otherwise determined by the committee, the termination of a participant's employment or service will immediately cancel any unvested portion of awards granted under the plan. However, if a participant's employment or service terminates other than because of death, disability or retirement, all options that are exercisable at the time of termination may be exercised by the participant for no longer than 90 days after the date of termination. If a participant's employment or service terminates for cause, all options held by the participant will immediately terminate. If a participant's employment or service terminates as a result of death, all options that are exercisable at the time of death may be exercised by the participant's heirs or distributees for one year. If a participant's employment or service terminates because of disability or retirement, all options that are exercisable at the time of termination may be exercised for a period of one year. In no case may an option after it expires be exercised in accordance with its terms.

     Amendment, Termination of Plan. The board of directors may modify or terminate the plan or any portion of the plan at any time, except that an amendment that requires stockholder approval in order for the plan to continue to comply with any law, regulation or stock exchange requirement will not be effective unless approved by the requisite vote of our stockholders. No options may be granted under the plan after the day prior to the tenth anniversary of its adoption date.

     Since the amount of benefits to be received by any employee plan participant is determined by the committee, the amount of future benefits allocated to any employee or group of employees in any particular year is not determinable.

  Management Incentive Plan

     Prior to the completion of this offering, we intend to adopt a management incentive plan. The plan will be administered by the compensation committee who will have the authority to determine the plan's participants, as well as the terms and conditions of incentive awards. The payment of bonuses under the management incentive plan will be based upon the achievement of certain performance goals set by the compensation committee, which may include any, all or none of the following:

     - pre-tax income or after-tax income;

     - earnings or book value per share;

     - sales or revenue;

     - operating expenses;

     - increases in the market price of common stock;

     - implementation or completion of critical projects or processes;

     - comparison of actual performance during a performance period against budget for such period;

     - growth of revenue; or

     - reductions in expenses.

Minimum bonuses will be based on achievement of 80% of the performance goals and maximum bonuses will be based on achievement of 150% of the performance goals. A bonus will be paid only if the participant is employed by ScreamingMedia.com, Inc. or its affiliates on the day the bonus is to be paid. Under the plan, no payment may be made to one of our executive officers that exceeds 150% of the officer's annual base salary. In the event of a change in control, the performance period in effect at the time of the change in control will be deemed to have been completed, the maximum targets will be deemed to have been attained, and a pro rata portion of the award will be paid in cash to the participant.

LIMITATION OF LIABILITY OF DIRECTORS AND INDEMNIFICATION OF DIRECTORS AND
OFFICERS

     As permitted by the Delaware General Corporation Law (the "DGCL"), our certificate of incorporation provides that our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL as it now exists or as it may be amended. As of the date of this prospectus, the DGCL permits limitations of liability for a director's breach of fiduciary duty other than liability (1) for any breach of the director's duty of loyalty to a company or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit. In addition, our bylaws provide that we must indemnify all of our directors, officers, employees and agents for acts performed on our behalf in such capacity.

                           RELATED PARTY TRANSACTIONS

CONVERTIBLE LOANS TO THE COMPANY BY OFFICERS AND DIRECTORS

     Between October 1998 and March 1999, certain of our officers, directors and related persons lent us an aggregate of $550,000 ($250,000 from Mr. Chiat, $100,000 from Mr. Clark and $50,000 each from Brian Cavanaugh, Messrs. Lerer and Robinson and his spouse). Our obligation to repay these loans was evidenced by convertible promissory notes of terms between 32 and 36 months (collectively, the "Notes"). The Notes bore interest at 9.5% per annum, payable quarterly.

     The Notes were convertible into our common stock upon and after the earlier of (1) raising at least $1,000,000 in an equity financing and (2) a trigger date, which ranged from April 30, 1999 to August 15, 1999. The completion of our Series A preferred stock financing triggered conversion of the Notes in March 1999. The number of shares receivable upon conversion of each Note was determined by dividing the outstanding principal by a discounted per-share price determined by reference to the per-share price of our Series A preferred stock offering, which was 7%. Upon conversion of the Notes in March 1999, all of the outstanding principal amount of the Notes was converted into an aggregate 328,562 shares of common stock.

     In 1996, we entered into a promissory note with our president for $19,350 that we repaid during 1999.

RETENTION OF ROBINSON, LERER & MONTGOMERY

     In April 1999, we executed an agreement employing the firm of Robinson, Lerer & Montgomery ("RL&M") for corporate communications services for a monthly fee of $20,000. The contract is cancelable at any time without advance notice. Kenneth Lerer, a principal of RL&M is one of our directors. Linda Robinson, another principal of RL&M, is the spouse of James Robinson III, who is one of our directors and principal stockholders.

INVESTMENT IN SOFTCOM, INC.

     In May 1999, we invested $150,000 to purchase 384,615 shares of Series A preferred stock of SoftCom, Inc. The SoftCom shares are convertible on a one-for-one basis into SoftCom common stock. We also hold a warrant that expires May 14, 2004 for purchase of up to 19,231 additional shares of Series A preferred stock of SoftCom at an exercise price of $0.39 per share. Jay Chiat, our chairman and former interim chief executive officer, is a director of SoftCom.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of January 31, 2000 by:

     - each of our executive officers and directors;

     - each person, entity or group known by us to own beneficially more than 5% of our outstanding common stock; and

     - all of our executive officers and directors as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

     Percentage ownership calculations are based on 18,725,076 shares outstanding as of January 31, 2000, which includes shares of common stock that will be issued on the conversion of outstanding shares of convertible preferred stock on completion of this offering.

                                                                NUMBER OF            PERCENTAGE
                                                                 SHARES          BENEFICIALLY OWNED
                                                              BENEFICIALLY      ---------------------
                                                                  OWNED          BEFORE       AFTER
                           NAME                             PRIOR TO OFFERING   OFFERING    OFFERING
                           ----                             -----------------   --------    ---------
Jay Chiat.................................................      2,019,344         10.8%
Kevin C. Clark(1).........................................        552,238          2.9
Alan S. Ellman............................................      3,100,000         16.6
Gregoire Sentilhes(2).....................................        200,000          1.1
Marianne Howatson(3)......................................        150,000            *
Sean P. Morgan............................................        400,000          2.1
William P. Kelly..........................................        498,000          2.7
James D. Robinson III(4)..................................      1,829,740          9.8
Wm. Brian Little(5).......................................        198,868          1.1
Kenneth B. Lerer..........................................        229,870          1.2
Patrick J. McNeela(6).....................................       --                 --
All executive officers and directors as a group (12
  persons)................................................      9,178,060         49.0%

---------------
 * Represents less than 1% of outstanding shares of common stock.

(1) Includes options to purchase 292,500 shares of common stock.

(2) Consists of options to purchase 200,000 shares of common stock.

(3) Consists of options to purchase 150,000 shares of common stock.

(4) Includes 129,870 shares of common stock held by members of Mr. Robinson's family. Mr. Robinson disclaims beneficial ownership of these shares.

(5) Includes options to purchase 43,164 shares of common stock. Also includes 155,704 shares of common stock that will be issued upon the automatic conversion of our convertible preferred stock on closing of this offering, which are beneficially owned by Mr. Little through AMCITO Partners, L.P.

(6) Excludes 893,056 shares of common stock that will be issued upon the automatic conversion of our convertible preferred stock on closing of this offering, which are held by General Electric Pension Trust. Mr. McNeela is a vice president of General Electric Investment Corporation, the investment manager of General Electric Pension Trust.

                          DESCRIPTION OF CAPITAL STOCK

     Under our certificate of incorporation, we are authorized to issue 100,000,000 shares of common stock and 5,000,000 shares of preferred stock. Shares of each class have a par value of $0.01 per share. The following description summarizes the material provisions of our capital stock.

COMMON STOCK

     As of January 31, 2000, there were 9,246,562 shares of common stock outstanding, which were held of record by 14 shareholders. An additional 8,411,314 shares of common stock will be issued to approximately 80 shareholders at the time the registration statement for this offering becomes effective and on closing, respectively, in each case as the result of mandatory conversion of our outstanding preferred stock.

     Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Subject to any preference rights of holders of preferred stock, the holders of common stock are entitled to receive dividends, if any, declared from time to time by the directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of preferred stock to prior distribution.

     The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable and the shares of common stock to be issued on completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock and to designate the rights, preferences and privileges of each series of preferred stock, which may be greater than the rights attached to the common stock. It will not be possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

     - restricting dividends on the common stock;

     - diluting the voting power of the common stock;

     - impairing the liquidation rights of the common stock; or

     - delaying or preventing a change of control of ScreamingMedia.

     There are currently 4,205,657 shares of preferred stock outstanding, comprising 1,527,085 shares of Series A preferred stock and 2,678,572 shares of Series B preferred stock. On January 31, 2000, the preferred stock was held of record by approximately 80 holders. The Series A preferred stock will automatically convert into 3,054,170 shares of common stock at the time the registration statement for this offering becomes effective. The Series B preferred stock will automatically convert into 5,357,144 shares of common stock on closing of this offering. Following these conversions, there will be no preferred stock outstanding, and we have no current plans to issue any shares of preferred stock.

WARRANTS

     As of January 31, 2000, we had the following warrants to purchase shares of common stock outstanding:

     - Carter, Ledyard, Milburn, LLP holds a warrant for the issue of 14,286 shares at an exercise price of $3.50 per share;

     - Hut Sachs Studio holds a warrant for the issue of 14,286 shares at an exercise price of $3.50 per share; and

     - Deutsche Bank Securities Inc. holds a warrant for the issue of 241,070 shares at an exercise price of $5.60 per share.

OPTIONS

     As of January 31, 2000, options to purchase a total of 3,769,928 shares of common stock were outstanding, of which 915,255 have vested. The exercise prices of the vested options range from $0.50 to $3.25.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     Some provisions of our certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

  Classified Board of Directors

     Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors is elected each year. These provisions, when coupled with the provision of our certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

  Cumulative Voting

     Our certificate of incorporation expressly denies our stockholders the right to cumulative voting in the election of directors.

  Stockholder Action; Special Meeting of Stockholders

     Our certificate of incorporation eliminates the ability of stockholders to act by written consent. It further provides that special meetings of our stockholders may be called only by the chairman of the board of directors, the president or a majority of the board of directors.

ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTORS NOMINATIONS

     Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

AUTHORIZED BUT UNISSUED SHARES

     The authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of ScreamingMedia by means of a proxy contest, tender offer, merger or otherwise.

AMENDMENTS; SUPERMAJORITY VOTE REQUIREMENTS

     The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless either a corporation's certificate of incorporation or bylaws require a greater percentage. Our certificate of incorporation imposes supermajority vote requirements in connection with business combination transactions and the amendment of provisions of our certificate of incorporation and bylaws, including those provisions relating to the classified board of directors, action by written consent and the ability of stockholders to call special meetings.

RIGHTS AGREEMENT

     Under Delaware law, every corporation may create and issue rights entitling the holders of such rights to purchase from the corporation shares of its capital stock of any class or classes, subject to any provisions in its certificate of incorporation. The price and terms of such shares must be stated in the certificate of incorporation or in a resolution adopted by the board of directors for the creation or issuance of such rights.

     We have entered into a stockholder rights agreement. As with most stockholder rights agreements, the terms of our rights agreement are complex and not easily summarized, particularly as they relate to the acquisition of our common stock and to exercisability. This summary may not contain all of the information that is important to you. Accordingly, if you require more information, you should carefully read our rights agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

     Our rights agreement provides that each share of our common stock outstanding after this offering will have one right to purchase one-hundredth of a preferred share attached to it. The purchase price for one one-hundredth of a preferred share will be the price of our common stock for the first five days of trading after the consummation of this offering.

     Initially, the rights under our rights agreement are attached to outstanding certificates representing our common stock and no separate certificates representing the rights will be distributed. The rights will separate from our common stock and be represented by separate certificates approximately 10 days after someone acquires or commences a tender offer for 5% of our outstanding common stock.

     After the rights separate from our common stock, certificates representing the rights will be mailed to record holders of our common stock. Once distributed, the rights certificates alone will represent the rights.

     All shares of our common stock issued prior to the date the rights separate from the common stock will be issued with the rights attached. The rights are not exercisable until the date the rights separate from the common stock. The rights will expire on the tenth anniversary of the date of the completion of this offering unless earlier redeemed or exchanged by us.

     If an acquirer obtains or has the rights to obtain 15% or more of our common stock, then each right will entitle the holder to purchase a number of shares of our common stock equal to two times the purchase price of each right.

     Each right will entitle the holder to purchase a number of shares of common stock of the acquirer having a then current market value of twice the purchase price if an acquirer obtains 15% or more of our common stock and any of the following occurs:

     - we merge into another entity;

     - an acquiring entity merges into us; or

     - we sell more than 50% of our assets or earning power.

Under our rights agreement, any rights that are or were owned by an acquirer of more than 15% of our outstanding common stock will be null and void.

     Our rights agreement contains exchange provisions which provide that after an acquirer obtains 15% or more, but less than 50% of our outstanding common stock, our board of directors may, at its option, exchange all or part of the then outstanding and exercisable rights for shares of our common stock. In such an event, the exchange ratio is one common share per right, adjusted to reflect any stock split, stock dividend or similar transaction.

     Our board of directors may redeem all of the outstanding rights under our rights agreement prior to the earlier of (1) the time that an acquirer obtains 15% or more of our outstanding common stock or (2) the final expiration date of the rights agreement. The redemption price under our rights agreement is $0.01 per right, subject to adjustment. The right to exercise the rights will terminate upon the action of our board ordering the redemption of the rights and the only right of the holders of the rights will be to receive the redemption price.

     Holders of the rights will have no rights as our stockholders including the right to vote or receive dividends, simply by virtue of holding the rights.

     Our rights agreement provides that the provisions of the rights agreement may be amended by the board of directors prior to 10 days after someone acquires or commences a tender offer for 15% of our outstanding common stock without the approval of the holders of the rights. However, after that date, the rights agreement may not be amended in any manner which would adversely effect the interests of the holders of the rights, excluding the interests of any acquirer. In addition, our rights agreement provides that no amendment may be made to adjust the time period governing redemption at a time when the rights are not redeemable.

     Our rights agreement contains rights that have anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of rights being acquired. Accordingly, the existence of the rights may deter acquirers from making takeover proposals or tender offers. However, the rights are not intended to prevent a takeover, but rather are designed to enhance the ability of our board to negotiate with an acquirer on behalf of all the stockholders. In addition, the rights should not interfere with a proxy contest.

TRANSFER AGENT REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 40 Wall Street, New York, New York 10005.

LISTING

     We expect our common stock to be approved for quotation on The Nasdaq National Market under the symbol "SCRM."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock. We cannot assure you that a significant public market for our common stock will develop or will be sustained after the offering. Future sales in the public markets of substantial amounts of common stock (including shares issued on the exercise of outstanding options and warrants) could adversely affect the market prices prevailing from time to time for the common stock. It could also impair our ability to raise capital through future sales of equity securities.

     After completion of this offering, we will have           shares of common
stock outstanding (assuming no exercise of the underwriters' over-allotment
option and no exercise of outstanding options). All of the           shares of
common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any of the shares that are acquired by "affiliates" as that term is defined in Rule 144 under the Securities Act.

     Shares acquired by affiliates and the remaining shares held by existing shareholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, which is summarized below. The following table illustrates the shares eligible for sale in the public market assuming Credit Suisse First Boston Corporation does not release any portion of the shares subject to lock-up agreements described below and under "Underwriting".

NUMBER OF SHARES                                                  DATE
----------------                                                  ----
                                      After the date of this prospectus
                                      After 180 days from the date of this prospectus (subject, in some cases, to volume limitations)
                                      At various times after 180 days after the date of this
                                      prospectus

LOCK-UP

     We have agreed that, without the prior written consent of Credit Suisse First Boston, we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of capital stock or any securities that may be converted into or exchanged for shares of capital stock for a period of 180 days from the date of this prospectus. Each of our officers, directors and all of our existing stockholders and warrant holders have also entered into an agreement to the same effect.

RULE 144

     In general, Rule 144 has the effect that, beginning 90 days after the date of this prospectus, a person who has beneficially owned ordinary shares for at least one year would be entitled to sell within any three month period a number of shares that does not exceed the greater of:

     - 1% of the total number of shares of common stock then outstanding; or

     - the average weekly trading volume of the common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of notice on Form 144 with respect to the sale.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(k)

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner which was not an affiliate) is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k)" shares may be sold immediately on completion of this offering.

RULE 701

     In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases ordinary shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this prospectus is entitled to resell those shares 90 days after the effective date of this prospectus in reliance on Rule 144, without having to comply with certain restrictions (including the holding period) contained in Rule 144.

     Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. It permits non-affiliates to sell their Rule 701 shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares.

STOCK OPTIONS

     Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock issued or reserved for issuance under our various stock option plans. The registration statement will become effective automatically upon filing. As of January 31, 2000, options to purchase 3,769,928 shares of common stock were issued and outstanding, of which 915,255 shares have vested. Accordingly, shares registered under the registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up agreements expire.

REGISTRATION RIGHTS

     Within the six months following the closing of this offering, the holders of the common stock issued on conversion of our Series B preferred stock may require us on up to two occasions to use our best efforts to file a registration statement covering the public sale of part of that common stock having an aggregate offering price of more that $10 million. We have the right to delay any registration required by up to 90 days.

     In addition to this right, the holders are also entitled to require us to register their shares on any registration that we initiate, and we are obliged to undertake three registrations per year on Form S-3, provided that a minimum of $3 million worth of shares of common stock are offered on each registration.

              U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

     The following is a general discussion of the principal U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a Non-U.S. Holder. As used in this prospectus, the term "Non-U.S. Holder" is a person that is not:

     - a citizen or individual resident of the United States for U.S. federal income tax purposes;

     - a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision of the United States;

     - an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

     - a trust, in general, if it is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons.

     An individual may, subject to certain exceptions, be treated as a resident of the United States for U.S. federal income tax purposes, instead of a nonresident, by, among other things, being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year -- counting for these purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are subject to U.S. federal taxes as if they were U.S. citizens.

     This discussion does not consider:

     - U.S. state and local or non-U.S. tax consequences;

     - specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position, including, if the Non-U.S. Holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

     - the tax consequences for the shareholders, partners or beneficiaries of a Non-U.S. Holder;

     - special tax rules that may apply to certain Non-U.S. Holders, including without limitation, banks, insurance companies, dealers in securities and traders in securities; or

     - special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a "straddle," "hedge" or "conversion transaction."

     The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, applicable Treasury regulations, and administrative and judicial interpretations, all as of the date of this prospectus, and all of which may change, retroactively or prospectively. The following summary is for general information. Accordingly, each Non-U.S. Holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

DIVIDENDS

     We do not anticipate paying cash dividends on our common stock in the foreseeable future. In the event, however, that dividends are paid on shares of common stock, dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate, or a lower rate as may be provided by an applicable income tax treaty. Canadian holders of the common stock, for example, will generally be subject to a reduced rate of 15% under the Canada-U.S. Income Tax Treaty. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

     Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment, or in the case of an individual, a "fixed base," in the United States, as provided in that treaty ("U.S. trade or business income"), are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payor. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate as specified by an applicable income tax treaty.

     Dividends paid prior to 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of that country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. For dividends paid after December 31, 2000:

     - a Non-U.S. Holder of common stock who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements;

     - in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information, including a U.S. taxpayer identification number; and

     - look-through rules will apply for tiered partnerships.

     A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

     - the gain is U.S. trade or business income, in which case, the branch profits tax described above may also apply to a corporate Non-U.S. Holder;

     - the Non-U.S. Holder is an individual who holds the common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements;

     - the Non-U.S. Holder is subject to tax pursuant to the provisions of the U.S. tax law applicable to some U.S. expatriates; or

     - we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or period that the Non-U.S. Holder held our common stock.

     Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in trade or business. We believe that we have not been, are not currently, and do not anticipate becoming, a "U.S. real property holding corporation," and thus we believe that the effects which could arise if we were ever a "U.S. real property holding corporation" will not apply to a Non-U.S. Holder. Even if we were, or were to become, a "U.S. real property holding corporation," no adverse tax consequences would apply to a Non-U.S. Holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market.

FEDERAL ESTATE TAX

     Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

     Under some circumstances, U.S. Treasury Regulations require information reporting and backup withholding at a rate of 31% on certain payments on common stock. Under currently applicable law, Non-U.S. Holders of common stock generally will be exempt from these information reporting requirements and from backup withholding on dividends prior to 2001 to an address outside the United States. For dividends paid after December 31, 2000, however, a Non-U.S. Holder of common stock that fails to certify its Non-U.S. Holder status in accordance with applicable U.S. Treasury Regulations may be subject to backup withholding at a rate of 31% on payments of dividends.

     The payment of the proceeds of the disposition of common stock by a holder to or through the U.S. office of a broker through a non-U.S. branch of a U.S. broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-U.S. Holder of common stock to or through a non-U.S. office of non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker is a "U.S. related person." In the case of the payment of proceeds from the disposition of common stock by or through a non-

U.S. office of a broker that is a U.S. person or a "U.S. related person," information reporting, but currently not backup withholding, on the payment applies unless the broker receives a statement from the owner, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S. related person" is:

     - a "controlled foreign corporation" for U.S. federal income tax purposes;

     - a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a U.S. trade or business; or

     - effective after December 31, 2000, a foreign partnership if, at any time during the taxable year, (A) at least 50% of the capital or profits interest in the partnership is owned by U.S. persons or (B) the partnership is engaged in a U.S. trade or business.

     Effective after December 31, 2000, backup withholding may apply to the payment of disposition proceeds by or through a non-U.S. office of a broker that is a U.S. person or a "U.S. related person" unless certification requirements are satisfied or an exemption is otherwise established and the broker has no actual knowledge that the holder is a U.S. person. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including changes to these rules that will become effective after December 31, 2000.

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated           , 2000, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc. and Thomas Weisel Partners LLC are acting as representatives, the following respective numbers of shares of our common stock:

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
Deutsche Bank Securities Inc................................
Thomas Weisel Partners LLC..................................
                                                              --------
          Total.............................................
                                                              ========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to additional      shares of our common stock at the initial
public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to the
selling group members at that price less a concession of $     per share. The
underwriters and the selling group members may allow a discount of $     per
share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay.

                                                     PER SHARE                           TOTAL
                                          -------------------------------   -------------------------------
                                             WITHOUT            WITH           WITHOUT            WITH
                                          OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                          --------------   --------------   --------------   --------------
Underwriting discounts and commissions
  paid by us............................     $                $                $                $
Expenses payable by us..................     $                $                $                $

     The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except for grants of employees stock options pursuant to the terms of any plan in effect on the date of this prospectus, issuances of securities pursuant to the exercise of employee stock options outstanding on the date of this prospectus, employee stock purchases pursuant to the term of any plan in effect on the date of this prospectus or the issuance of shares pursuant to the exercise of any warrants outstanding on the date of this prospectus.

     Our officers and directors and all our existing stockholders and warrant holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

     The underwriters have reserved for sale, at the initial public offering
price, up to      shares of common stock for our employees and certain other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares of common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase these reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments which the underwriters may be required to make in that respect.

     We have applied to list the shares of common stock listed on The Nasdaq Stock Market's National Market under the symbol "SCRM."

     Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the representatives, and may not reflect the market price for our common stock that may prevail following this offering. We will consider, among others, the following principal factors in determining the initial public offering price:

     - the information in this prospectus and otherwise available to the representatives;

     - market conditions for initial public offerings;

     - the history of and prospects for the industry in which we will compete;

     - our past and present operations;

     - our past and present earnings and current financial position;

     - the ability of our management;

     - our prospects for future earnings;

     - the present state of our development and our current financial condition;

     - the recent prices of, and the demand for, publicly traded common stock of generally comparable companies; and

     - the general condition of the securities markets at the time of this offering.

     We can offer no assurance that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active trading market for our common stock will develop and continue after this offering.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of our common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Thomas Weisel Partners, LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on numerous public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

     In connection with the placement of 2,678,572 shares of Series B preferred stock in our October 1999 private placement, we issued Deutsche Bank Securities Inc., one of the representatives of the underwriters, a warrant to purchase 241,070 shares of our common stock. This warrant is exercisable at a price of $5.60 per share.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (1) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (2) where required by law, that such purchaser is purchasing as principal and not as agent, and (3) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in

Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser in this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of any investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The financial statements of ScreamingMedia.com, Inc. as of December 31, 1998 and 1999 and for the years ended December 31, 1999 and 1998, included in this prospectus, have been audited by Deloitte and Touche LLP, independent auditors, as stated in their report appearing in this prospectus and are included in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

     Our financial statements for the year ended December 31, 1997 included in this prospectus and in the registration statement have been audited by David Tarlow & Co., P.C., independent auditors, as stated in their report appearing in this prospectus, and are included in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS

     Effective June 16, 1999, Deloitte & Touche LLP was engaged as our independent auditors and replaced David Tarlow & Co., P.C. who had previously served as our independent auditors. The decision to change independent auditors was approved by our board of directors. In the period from January 1, 1997 to December 31, 1998, David Tarlow & Co., P.C. issued no audit report that was qualified or modified as to uncertainty, audit scope or accounting principles, no adverse opinions or disclaimers of opinion on any of our financial statements, and there were no disagreements with David Tarlow & Co., P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. Prior to June 16, 1999, we had not consulted with Deloitte & Touche LLP on items which involved our accounting principles or the form of audit opinion to be issued on our financial statements.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is a part of a registration statement on Form S-1 that we have filed with the Securities and Exchange Commission under the Securities Act, with respect to the common stock offered in this prospectus. This prospectus does not contain all the information which is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the SEC. We refer you to the registration statement for further information about our company and the securities offered in this prospectus. Statements contained in this prospectus concerning the provisions of documents filed as exhibits are not necessarily complete, and reference is made to the copy so filed, each such statement being qualified in all respects by such reference. You can inspect and copy the registration statement and the reports and other information we file with the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The same information will be available for inspection and copying at the regional offices of the SEC located at 7 World Trade Center, 13(th) Floor, New York, N.Y. 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also obtain copies of this material from the public reference room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a Web site which provides on-line access to reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address http://www.sec.gov.

     Upon the effectiveness of the registration statement, we will become subject to the information requirements of the Exchange Act. We will then file reports, proxy statements and other information under the Exchange Act with the SEC. You can inspect and copy these reports and other information of our company at the locations set forth above or download these reports from the SEC's Web site.

     We have applied to have our common stock approved for quotation on The Nasdaq National Market. Reports, proxy statements and other information concerning us can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Independent Auditors' Report................................  F-3
Balance Sheets as of December 31, 1998 and 1999.............  F-4
Statements of Operations for the years ended December 31,
  1997, 1998 and 1999.......................................  F-6
Statements of Stockholders' Equity (deficiency) for the
  years ended
  December 31, 1997, 1998 and 1999..........................  F-7
Statements of Cash Flows for the years ended December 31,
  1997, 1998 and 1999.......................................  F-8
Notes to Financial Statements...............................  F-9

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Screaming Media.com Inc.

     We have audited the accompanying balance sheets of Screaming Media.com Inc. (the "Company") as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity (deficiency) and cash flows for each of the two years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
New York, New York
January 19, 2000 (February 1, 2000 as
to Note 12)

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Screaming Media.com Inc.
New York, New York

     We have audited the accompanying statements of operations, stockholders equity (deficiency) and cash flows of Screaming Media.com Inc. for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on those financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Screaming Media.com Inc. for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ DAVID TARLOW & CO., P.C.
                                          --------------------------------------
                                          David Tarlow & Co., P.C.

New York, New York
December 28, 1999

                            SCREAMING MEDIA.COM INC.

                                 BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1999

                                                                                       PRO FORMA
                                                                                     STOCKHOLDERS'
                                                                                        EQUITY
                                                                                     DECEMBER 31,
                                                           1998           1999           1999
                                                       ------------   ------------   -------------
                                                                                      (UNAUDITED)
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents..........................  $    120,357   $ 22,121,667
  Accounts receivable, net of allowance for doubtful
     accounts
     of $10,000 and $138,802 as of December 31, 1998
     and 1999, respectively..........................        92,112      1,398,980
  Prepaid expenses...................................            --      3,248,295
                                                       ------------   ------------
          Total current assets.......................       212,469     26,768,942
PROPERTY AND EQUIPMENT -- Net of accumulated
  depreciation.......................................        41,333      4,552,495
INVESTMENTS..........................................            --        349,987
OTHER ASSETS.........................................        20,232        698,751
                                                       ------------   ------------
          TOTAL ASSETS...............................  $    274,034   $ 32,370,175
                                                       ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
  Accounts payable and accrued expenses..............  $    124,249   $  3,273,527
  Current portion of notes payable -- stockholder....        19,351             --
  Deferred revenue...................................        45,108        873,360
  Current portion of capital lease obligations.......            --        691,643
                                                       ------------   ------------
          Total current liabilities..................       188,708      4,838,530
                                                       ------------   ------------
NONCURRENT LIABILITIES:
  Notes payable -- stockholders, less current
     portion.........................................       275,000             --
  Capital lease obligations, less current portion....            --        646,586
                                                       ------------   ------------
          Total liabilities..........................       463,708      5,485,116
                                                       ------------   ------------
COMMITMENTS
REDEEMABLE CONVERTIBLE PREFERRED STOCK:
  Series B convertible preferred stock, $0.01 par
     value, no shares authorized, issued, and
     outstanding, 1998, 2,678,572 shares authorized,
     issued, and outstanding, 1999, no shares
     authorized, issued and outstanding 1999 -- pro
     forma...........................................            --     27,331,814   $         --
                                                       ------------   ------------   ------------
STOCKHOLDERS' EQUITY (DEFICIENCY):
  Preferred stock, $0.0001 par value, 4,000,000
     shares authorized and issued, and 3,620,000
     shares outstanding at December 31, 1998 and no
     shares authorized, issued, and outstanding at
     December 31, 1999 and 1999 -- pro forma.........           400             --             --

                           DECEMBER 31, 1998 AND 1999

                                                                                       PRO FORMA
                                                                                     STOCKHOLDERS'
                                                                                        EQUITY
                                                                                     DECEMBER 31,
                                                           1998           1999           1999
                                                       ------------   ------------   -------------
                                                                                      (UNAUDITED)
  Series A convertible preferred stock, $0.01 par
     value, no shares authorized, issued, and
     outstanding, 1998, 1,527,085 shares authorized,
     issued, and outstanding at December 31, 1999 and
     no shares authorized, issued and outstanding at
     December 31, 1999 -- pro forma..................            --         15,271             --
  Common stock, $0.0001 par value, 2,000,000 shares
     authorized and issued, and 1,600,000 shares
     outstanding at December 31, 1998 and no shares
     authorized, issued and outstanding at December
     31, 1999 and 1999 -- pro forma..................           200             --             --
  Common stock, $0.01 par value, no shares
     authorized, issued, and outstanding, 1998,
     100,000,000 shares authorized and 10,406,562 and
     18,817,876 issued and 9,246,562 and 17,657,876
     outstanding at December 31, 1999 and 1999 -- pro
     forma, respectively.............................            --        104,066        188,179
  Additional paid-in capital.........................       475,014     22,856,984     50,119,956
  Warrants...........................................            --        787,000        787,000
  Deferred compensation..............................            --    (10,379,049)   (10,379,049)
  Treasury stock.....................................       (19,311)       (19,311)       (19,311)
  Accumulated deficit................................      (645,977)   (13,811,716)   (13,811,716)
                                                       ------------   ------------   ------------
          Total stockholders' equity (deficiency)....      (189,674)      (446,755)  $ 26,885,059
                                                       ------------   ------------   ============
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
  (DEFICIENCY).......................................  $    274,034   $ 32,370,175
                                                       ============   ============

                       See notes to financial statements.

                            SCREAMING MEDIA.COM INC.

                            STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                             1997         1998          1999
                                                           ---------   ----------   ------------
REVENUE:
  Network services.......................................  $ 246,143   $  308,661   $  2,479,660
  Set-up fee.............................................     40,865       67,582        492,360
  Other..................................................    287,090      190,564         13,170
                                                           ---------   ----------   ------------
          Total revenue..................................    574,098      566,807      2,985,190
                                                           ---------   ----------   ------------
OPERATING EXPENSES:
  Cost of services (excluding depreciation shown
     below)..............................................     69,801      130,111        973,518
  Research and development (exclusive of stock-based
     compensation shown below)...........................    107,278       97,077        893,686
  Sales and marketing (exclusive of stock-based
     compensation shown below)...........................     87,200      104,204      3,768,005
  General and administrative (exclusive of stock-based
     compensation shown below)...........................    346,214      454,970      4,330,384
  Depreciation and amortization..........................     33,117       26,119        451,309
  Stock-based compensation...............................     25,000      350,000      6,062,298
                                                           ---------   ----------   ------------
          Total operating expenses.......................    668,610    1,162,481     16,479,200
                                                           ---------   ----------   ------------
OPERATING LOSS...........................................    (94,512)    (595,674)   (13,494,010)
                                                           ---------   ----------   ------------
OTHER INCOME (EXPENSE):
  Interest income........................................         --           --        381,373
  Interest expense.......................................       (449)     (10,993)       (53,102)
  Other expense..........................................         --       (3,160)            --
                                                           ---------   ----------   ------------
          Total other income (expense)...................       (449)     (14,153)       328,271
                                                           ---------   ----------   ------------
NET LOSS.................................................  $ (94,961)  $ (609,827)  $(13,165,739)
                                                           =========   ==========   ============
BASIC NET LOSS PER SHARE.................................  $   (0.08)  $    (0.48)  $      (1.44)
                                                           =========   ==========   ============
WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK
  OUTSTANDING............................................  1,175,068    1,282,740      9,115,056
                                                           =========   ==========   ============
Pro forma basic net loss per share (unaudited)...........                           $      (1.04)
                                                                                    ============
Pro forma weighted average number of shares of common
  stock outstanding (unaudited)..........................                             12,628,170
                                                                                    ============

                       See notes to financial statements.

                            SCREAMING MEDIA.COM INC.

                STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                          CONVERTIBLE
                                                        PREFERRED STOCK
                                                      -------------------
                                  PREFERRED STOCK          SERIES A            COMMON STOCK           COMMON STOCK
                                -------------------   -------------------   -------------------   ---------------------
                                  SHARES     AMOUNT    SHARES     AMOUNT      SHARES     AMOUNT     SHARES      AMOUNT
                                  ------     ------    ------     ------      ------     ------     ------      ------
BALANCE, JANUARY 1, 1997......   3,250,000    $325           --   $   --     1,900,000   $ 190            --   $     --
 Stock issuance...............     750,000      75           --       --       100,000      10            --         --
 Net loss for the year ended
   December 31, 1997..........          --      --           --       --            --      --            --         --
                                ----------    ----    ---------   -------   ----------   -----    ----------   --------
BALANCE, DECEMBER 31,
 1997.........................   4,000,000     400           --       --     2,000,000     200            --         --
 Issuance of shares from
   treasury for directors'
   fees.......................          --      --           --       --            --      --            --         --
 Interest expense on
   convertible note...........          --      --           --       --            --      --            --         --
   Net loss for the year ended
    December 31, 1998.........          --      --           --       --            --      --            --         --
                                ----------    ----    ---------   -------   ----------   -----    ----------   --------
BALANCE, DECEMBER 31,
 1998.........................   4,000,000     400           --       --     2,000,000     200            --         --
 Reincorporation..............  (4,000,000)   (400)          --       --    (2,000,000)   (200)   10,000,000    100,000
 Stock grants.................          --      --           --       --            --      --        78,000        780
 Issuance of Series A
   preferred stock............          --      --    1,527,085   15,271            --      --            --         --
 Warrants granted to
   investment bankers.........          --      --           --       --            --      --            --         --
 Warrants granted for legal
   services...................          --      --           --       --            --      --            --         --
 Warrants granted for
   architectural services.....          --      --           --       --            --      --            --         --
 Conversion of notes into
   common stock...............          --      --           --       --            --      --       328,562      3,286
 Interest expense on
   convertible notes..........          --      --           --       --            --      --            --         --
 Issuance of stock options to
   employees..................          --      --           --       --            --      --            --         --
 Amortization of deferred
   compensation...............          --      --           --       --            --      --            --         --
 Net loss.....................          --      --           --       --            --      --            --         --
                                ----------    ----    ---------   -------   ----------   -----    ----------   --------
BALANCE, DECEMBER 31, 1999....          --    $ --    1,527,085   $15,271           --   $  --    10,406,562   $104,066
                                ==========    ====    =========   =======   ==========   =====    ==========   ========


                                                                                      TREASURY STOCK
                                                                        -------------------------------------------
                                ADDITIONAL                                  COMMON STOCK          PREFERRED STOCK
                                  PAID-IN                  DEFERRED     ---------------------   -------------------   ACCUMULATED
                                  CAPITAL     WARRANTS   COMPENSATION     SHARES      AMOUNT     SHARES     AMOUNT      DEFICIT
                                ----------    --------   ------------     ------      ------     ------     ------    -----------
BALANCE, JANUARY 1, 1997......  $   100,485   $    --    $        --      (800,000)  $(13,318)  (380,000)  $(12,652)  $    58,811
 Stock issuance...............       24,915        --             --            --         --         --         --            --
 Net loss for the year ended
   December 31, 1997..........           --        --             --            --         --         --         --       (94,961)
                                -----------   --------   ------------   ----------   --------   --------   --------   ------------
BALANCE, DECEMBER 31,
 1997.........................      125,400        --             --      (800,000)   (13,318)  (380,000)   (12,652)      (36,150)
 Issuance of shares from
   treasury for directors'
   fees.......................      343,341        --             --       400,000      6,659         --         --            --
 Interest expense on
   convertible note...........        6,273        --             --            --         --         --         --            --
   Net loss for the year ended
    December 31, 1998.........           --        --             --            --         --         --         --      (609,827)
                                -----------   --------   ------------   ----------   --------   --------   --------   ------------
BALANCE, DECEMBER 31,
 1998.........................      475,014        --             --      (400,000)    (6,659)  (380,000)   (12,652)     (645,977)
 Reincorporation..............      (99,400)       --             --      (760,000)   (12,652)   380,000     12,652            --
 Stock grants.................       76,995        --             --            --         --         --         --            --
 Issuance of Series A
   preferred stock............    5,381,176        --             --            --         --         --         --            --
 Warrants granted to
   investment bankers.........           --   687,000             --            --         --         --         --            --
 Warrants granted for legal
   services...................           --    50,000             --            --         --         --         --            --
 Warrants granted for
   architectural services.....           --    50,000             --            --         --         --         --            --
 Conversion of notes into
   common stock...............      546,714        --             --            --         --         --         --            --
 Interest expense on
   convertible notes..........       35,138        --             --            --         --         --         --            --
 Issuance of stock options to
   employees..................   16,441,347        --    (16,441,347)           --         --         --         --            --
 Amortization of deferred
   compensation...............           --        --      6,062,298            --         --         --         --            --
 Net loss.....................           --        --             --            --         --         --         --   (13,165,739)
                                -----------   --------   ------------   ----------   --------   --------   --------   ------------
BALANCE, DECEMBER 31, 1999....  $22,856,984   $787,000   $(10,379,049)  (1,160,000)  $(19,311)        --   $     --   $(13,811,716)
                                ===========   ========   ============   ==========   ========   ========   ========   ============


                                   TOTAL
                                   -----
BALANCE, JANUARY 1, 1997......  $    133,841
 Stock issuance...............        25,000
 Net loss for the year ended
   December 31, 1997..........       (94,961)
                                ------------
BALANCE, DECEMBER 31,
 1997.........................        63,880
 Issuance of shares from
   treasury for directors'
   fees.......................       350,000
 Interest expense on
   convertible note...........         6,273
   Net loss for the year ended
    December 31, 1998.........      (609,827)
                                ------------
BALANCE, DECEMBER 31,
 1998.........................      (189,674)
 Reincorporation..............            --
 Stock grants.................        77,775
 Issuance of Series A
   preferred stock............     5,396,447
 Warrants granted to
   investment bankers.........       687,000
 Warrants granted for legal
   services...................        50,000
 Warrants granted for
   architectural services.....        50,000
 Conversion of notes into
   common stock...............       550,000
 Interest expense on
   convertible notes..........        35,138
 Issuance of stock options to
   employees..................            --
 Amortization of deferred
   compensation...............     6,062,298
 Net loss.....................   (13,165,739)
                                ------------
BALANCE, DECEMBER 31, 1999....  $   (446,755)
                                ============

                       See notes to financial statements

                            SCREAMING MEDIA.COM INC.

                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                               1997       1998          1999
                                                               ----       ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.................................................  $(94,961)  $(609,827)  $(13,165,739)
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities:
     Depreciation and amortization.........................    33,117      26,119        451,309
     Stock/warrants issued for services....................    25,000     350,000        105,400
     Interest from beneficial conversion...................        --       6,273         35,138
     Stock-based compensation..............................        --          --      6,062,298
     Changes in operating assets and liabilities:
       Decrease (increase) in account receivable...........    41,114      (5,898)    (1,306,868)
       Increase in other assets............................        --      (1,000)    (3,926,813)
       Increase in account payable and accrued expenses....    19,448      79,210      3,149,277
       Increase in deferred revenue........................        --      45,108        828,252
                                                             --------   ---------   ------------
          Net cash provided by (used in) operating
            activities.....................................    23,718    (110,015)    (7,767,746)
                                                             --------   ---------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment.......................   (13,218)     (6,675)    (3,415,656)
  Purchase of investments..................................        --          --       (349,987)
                                                             --------   ---------   ------------
          Net cash used in investing activities............   (13,218)     (6,675)    (3,765,643)
                                                             --------   ---------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issuance of convertible preferred
     stock, net............................................        --          --     28,018,814
  Borrowings from company directors and officers...........        --     252,114        275,000
  Repayments of loans to stockholders......................   (10,500)    (15,067)       (19,350)
  Repayment of capital lease obligation....................        --          --       (208,587)
  Proceeds from sale of stock..............................        --          --      5,468,822
                                                             --------   ---------   ------------
          Net cash (used in) provided by financing
            activities.....................................   (10,500)    237,047     33,534,699
                                                             --------   ---------   ------------
NET INCREASE IN CASH.......................................        --     120,357     22,001,310
CASH, BEGINNING OF YEAR....................................        --          --        120,357
                                                             --------   ---------   ------------
CASH, END OF YEAR..........................................  $     --   $ 120,357   $ 22,121,667
                                                             ========   =========   ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Cash paid for interest...................................  $    449   $      35   $     22,648
                                                             ========   =========   ============
  Cash paid for income taxes...............................  $    688   $   1,018   $      1,171
                                                             ========   =========   ============
SUPPLEMENTAL DISCLOSURES OF NON-CASH
  TRANSACTIONS:
     Fixed assets acquired under capital leases............  $     --   $      --   $  1,531,418
                                                             ========   =========   ============
     Conversion of promissory notes into common stock......  $     --   $      --   $    550,000
                                                             ========   =========   ============
     Warrant granted to investment bankers.................  $     --   $      --   $    687,000
                                                             ========   =========   ============
     Warrant granted for legal services....................  $     --   $      --   $     50,000
                                                             ========   =========   ============
     Warrant granted for architectural services............  $     --   $      --   $     50,000
                                                             ========   =========   ============

                       See notes to financial statements

                            SCREAMING MEDIA.COM INC.

                         NOTES TO FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
1.  ORGANIZATION AND NATURE OF BUSINESS

     Screaming Media.com Inc. (formerly ScreamingMedia.net, Inc.) (the "Company") was incorporated in the state of Delaware on January 22, 1999, for the purpose of reincorporating The Interactive Connection, Inc. ("Interactive"), a corporation incorporated in the state of New York on August 16, 1993. On January 28, 1999, a merger took place between these two companies (under common control) with the Company being the surviving corporation. The merger was treated as if it were a pooling of interests (see Note 10).

     The Company's primary business is aggregating, processing, filtering and delivering content to its customers. The Company receives the data from various content providers, processes and filters it using customized software to meet individual customers' needs, and then distributes the content almost instantaneously to such customers. Prior to 1999, the Company derived revenue from other services, including Web hosting, server hosting and maintenance and Web design and consulting.

2.  SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES

     BASIS OF PRESENTATION -- The financial statements of the Company have been prepared on the accrual basis of accounting. A summary of the major accounting policies followed in the preparation of the accompanying financial statements, which conform to generally accepted accounting principles, is presented below.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     CASH AND CASH EQUIVALENTS -- The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

     PROPERTY AND EQUIPMENT AND RELATED DEPRECIATION AND
AMORTIZATION -- Property and equipment are stated at cost, and in the case of equipment under capital leases, the present value of the future minimum lease payments, less accumulated depreciation and amortization. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the depreciable assets, which range from three to seven years, or, if shorter, the lease term. Improvements are capitalized, while repair and maintenance costs are charged to operations as incurred.

     INVESTMENTS -- Investments of less than 20% of the voting interest of other companies are presented at cost. In the event that management identifies an impairment in the estimated fair value of an investment to an amount below cost (other than a temporary decline), such investment will be written down to fair market value.

     IMPAIRMENT OF ASSETS -- The Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. When such events occur, the Company measures impairment by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from use of the assets and their eventual disposition. If the sum of the expected undiscounted future cash flows were less than the carrying amount of the assets, the Company would recognize an impairment loss. The impairment loss, if determined to be necessary, would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company determined that, as of December 31, 1998 and 1999, there had been no impairment in the carrying value of its long-lived assets.

                            SCREAMING MEDIA.COM INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

2.  SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES -- (CONTINUED)
     COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE -- As of January 1, 1999, costs of computer software developed or obtained for internal use are capitalized while in the application development stage and are expensed while in the preliminary stage and post-implementation stage. The Company amortizes these capitalized costs over the life of the systems, which is estimated to be two years. The Company capitalized approximately $1,314,000 of internal development and software purchase costs relating to its internal use software incurred during the application development stage. Prior to January 1, 1999, the Company had no significant costs related to software development. Normal maintenance of internal use software is expensed as incurred.

     DEFERRED REVENUES -- Deferred revenues represents amounts billed in excess of revenues recognized. Such deferred revenues relate to set-up fees. (See revenue recognition below.) Included in accounts receivable are amounts due (under contract) relating to deferred revenues.

     REVENUE RECOGNITION -- Income is derived primarily from the Company's network services and related set-up fees. Network services contracts have a minimum monthly charge. The minimum revenues from these services, net of rebates and allowances, are recognized on a straight-line basis, over the lives of the contracts, which are typically for terms of one year. Revenue amounts in addition to the minimum charge are recognized as the services are delivered. Revenue for set-up fees are recognized ratably over the initial term of the contract, commencing with the service start date specified in the contract. The Company has also derived revenue from its other Internet-related activities such as Web Site development, custom programming and hosting. Such revenue is recognized as earned over the term of each agreement.

     ADVERTISING COSTS -- The costs of advertising are expensed as incurred.

     INCOME TAXES -- The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes, pursuant to which deferred income tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates currently in effect. State and local taxes are based on factors other than income.

     NET LOSS PER COMMON SHARE -- Basic loss per common share was computed by dividing net loss by the weighted average number of shares of common stock outstanding. Diluted loss per share has not been presented since the impact of options, warrants and conversion of preferred shares would have been anti-dilutive (see Notes 9 and 10).

     UNAUDITED PRO FORMA NET LOSS PER SHARE AND UNAUDITED PRO FORMA STOCKHOLDERS' EQUITY -- Unaudited pro forma net loss per share has been computed in the same manner as net loss per common share as described above and also gives effect to the conversion of all convertible preferred stock that will automatically occur upon completion of the Company's initial public offering (using the if-converted method) (see Notes 9 and 10). If the offering contemplated by this prospectus is consummated, all of the convertible preferred stock outstanding as of December 31, 1999 will automatically be converted into an aggregate of 8,411,314 shares of common stock, based on the shares of all convertible preferred stock outstanding at December 31, 1999. Unaudited pro forma stockholders' equity at December 31, 1999, as adjusted for the

                            SCREAMING MEDIA.COM INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

2. SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES -- (CONTINUED) conversion of all convertible preferred stock, is disclosed on the balance sheet. Pro forma basic net loss per share is as follows:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1999
                                                              ------------
Net loss....................................................  $(13,165,739)
                                                              ============
Shares used in computing basic net loss per share...........     9,115,056
Adjusted to reflect the effect of the automatic conversion
  of all convertible preferred stock from the date of
  issuance..................................................     3,513,114
                                                              ------------
Weighted average shares used in computing pro forma basic
  net loss per share........................................    12,628,170
                                                              ============
Pro forma basic net loss per share..........................  $      (1.04)
                                                              ============

     STOCK DIVIDEND -- On December 22, 1999, the Board of Directors of the Company approved a 100% stock dividend (two-for-one stock split). The Company's financial statements have been retroactively adjusted to show the effect of this stock dividend for all periods presented.

     FAIR VALUE OF FINANCIAL INSTRUMENTS -- The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and notes payable, are carried at cost, which approximates their fair value because of the short-term maturity of these instruments and the relatively stable interest rate environment.

     RECENT ACCOUNTING PRONOUNCEMENTS -- Effective January 1, 1998, the Company adopted SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way business enterprises report information about operating segments, as well as enterprise-wide disclosures about products and services, geographic areas and major customers. Management believes the Company operates in one segment. The Company's customers are located in eight countries around the world with the majority being in the United States. All of the Company's transactions have been conducted in United States dollars. The Company does not have any material revenues or assets outside of the United States. In 1999, one customer accounted for approximately 12% of net revenue.

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. Generally, it requires an entity to recognize all derivatives as either an asset or liability and to measure those instruments at fair value, as well as to identify the conditions for which a derivative may be specifically designated as a hedge. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company does not currently engage or plan to engage in any derivative or hedging activities.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This statement requires companies to capitalize qualifying computer software costs which are incurred during the application development stage and to amortize them over the software's estimated useful life. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The Company adopted the requirements of SOP 98-1 as of January 1, 1999.

                            SCREAMING MEDIA.COM INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

3.  CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company maintains cash and cash equivalents with two high credit quality domestic financial institutions. The Company performs periodic evaluations of the relative credit standing of these institutions. From time to time, the Company's cash balances with any one financial institution may exceed Federal Deposit Insurance Corporation insurance limits.

     The Company's customers are generally located in the United States. The Company performs ongoing credit evaluations and generally does not require collateral on accounts receivable. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information; to date, such losses have been within management's expectations.

4.  INVESTMENTS

     In May 1999, the Company paid $150,000 to purchase 384,615 shares of Series A convertible preferred stock of SoftCom, Inc. ("SoftCom"), convertible on a one-for-one basis into SoftCom common stock. The Company also holds a warrant that expires on May 14, 2004, to purchase up to 19,231 additional shares of Series A convertible preferred stock of SoftCom at an exercise price of $0.39 per share. The Chairman of the Company's Board of Directors serves on the Board of Directors of SoftCom.

     In June 1999, the Company paid $199,987 to purchase 11,996 shares of Series A convertible preferred stock of i-Recall, Inc. ("i-Recall"), convertible on a one-for-one basis into i-Recall common stock.

     These investments represent ownership interest of less than 20% of SoftCom's and i-Recall's equity and are accounted for under the cost method. These securities are carried at cost since neither the SoftCom securities nor the i-Recall securities are traded on a public market and there are no other readily determinable fair values of such securities.

5.  PROPERTY AND EQUIPMENT

     Major classifications of property and equipment at December 31, 1998 and 1999 are as follows:

                                                          1998         1999
                                                        ---------   ----------
Software and computer equipment, including assets
  under capital leases................................  $ 144,440   $3,359,869
Construction in process...............................         --      103,240
Leasehold improvements................................         --    1,117,907
Office furniture and equipment........................     39,775      565,670
                                                        ---------   ----------
                                                          184,215    5,146,686
Less: accumulated depreciation and amortization.......   (142,882)    (594,191)
                                                        ---------   ----------
  Property and equipment, net.........................  $  41,333   $4,552,495
                                                        =========   ==========

     Depreciation expense (including assets under capital leases) amounted to $32,921, $26,119 and $451,309 for the years ended December 31, 1997, 1998 and
1999, respectively.

6.  INCOME TAXES

     No provision for income taxes has been made because the Company has sustained cumulative losses since the commencement of operations. At December 31, 1999, the Company had net operating loss

                            SCREAMING MEDIA.COM INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

6.  INCOME TAXES -- (CONTINUED)
carryforwards ("NOLs") of approximately $13,767,000, which will be available to reduce future taxable income. The NOLs are expected to expire in the following years (in thousands):

                        YEAR ENDING
                        DECEMBER 31,
                        ------------
2008........................................................  $    13
2010........................................................       51
2012........................................................      578
2013........................................................       54
2014........................................................   13,071
                                                              -------
                                                              $13,767
                                                              =======

     In accordance with SFAS No. 109, the Company has computed the components of deferred income taxes as follows:

                                                            DECEMBER 31,
                                                       -----------------------
                                                         1998         1999
                                                       ---------   -----------
Deferred tax assets..................................  $ 307,421   $ 6,549,864
Less valuation allowance.............................   (307,421)   (6,549,864)
                                                       ---------   -----------
Net deferred taxes...................................  $      --   $        --
                                                       =========   ===========

     The Company's NOLs primarily generated the deferred tax assets. At December 31, 1998 and 1999, a valuation allowance was provided as the realization of the deferred tax benefits is not likely.

     The effective tax rate varies from the U.S. Federal statutory tax rate for the years ended December 31, principally due to the following:

                                                             1999   1998   1997
                                                             ----   ----   ----
U.S. Federal statutory tax.................................   35%    35%    35%
State and local taxes......................................   12     12     12
Valuation allowance........................................  (47)   (47)   (47)
                                                             ---    ---    ---
Effective tax rate.........................................   --%    --%    --%
                                                             ===    ===    ===

7.  COMMITMENTS

     OFFICE LEASES -- The Company leases office space in New York under noncancelable operating leases expiring on March 31, 2009. These leases contain provisions for escalations due to increases in real estate taxes and operating costs.

                            SCREAMING MEDIA.COM INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

7.  COMMITMENTS -- (CONTINUED)
     The following schedule reflects future required minimum lease payments.

                        YEAR ENDING
                        DECEMBER 31,
                        ------------
2000........................................................  $  580,875
2001........................................................     581,636
2002........................................................     572,852
2003........................................................     576,334
2004........................................................     576,334
Thereafter..................................................   2,606,601
                                                              ----------
Total.......................................................  $5,494,632
                                                              ==========

     Rent expense under these leases was $65,505, $70,260 and $295,672 for the years ended December 31, 1997, 1998 and 1999, respectively.

     EQUIPMENT LEASES -- Fixed assets included assets acquired under capital leases of $0 and $1,531,418, at December 31, 1998 and 1999, respectively. The related accumulated amortization was $0 and $141,371 for the years ended December 31, 1998 and 1999, respectively.

     The Company is a lessee under several capital lease agreements expiring through 2002 with third parties for certain equipment. Future minimum lease payments under noncancelable capital leases, together with the present value of the net minimum payments as of December 31, 1999, are as follows:

                        YEAR ENDING
                        DECEMBER 31,                            AMOUNT
                        ------------                          ----------
2000........................................................  $  768,163
2001........................................................     523,047
2002........................................................     162,280
                                                              ----------
Total minimum lease payments................................   1,453,490
Less: amount representing interest..........................    (115,261)
                                                              ----------
Present value of minimum capital lease payments.............   1,338,229
Less: current portion.......................................    (691,643)
                                                              ----------
Long-term capitalized lease obligations.....................  $  646,586
                                                              ==========

     The assets and liabilities under capital leases are recorded at the present value of the minimum lease payments using effective interest rates ranging from 2.85% to 9.43% per annum.

8.  RELATED PARTY TRANSACTIONS AND BALANCES

     In October 1998, the Company entered into a convertible promissory note due on October 19, 2001, with an officer of the Company whereby the Company received cash of $250,000. In addition, in 1999, the Company entered into five convertible promissory notes with certain directors, officers and the spouse of a director of the Company whereby the Company received cash totaling $300,000. During 1999, these notes were converted into 328,562 shares of the Company's common stock, which reflected a 7% discount from the then-fair value of the common stock as determined by reference to the per-share price of the Company's Series A Preferred Stock offering. The intrinsic value of this beneficial conversion feature has been recorded as interest expense ratably from the date of issuance to the earliest date on which the notes could be

                            SCREAMING MEDIA.COM INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

8. RELATED PARTY TRANSACTIONS AND BALANCES -- (CONTINUED) converted into common stock, resulting in additional interest expense of $6,273 and $35,138 in 1998 and 1999, respectively.

     In 1996, the Company entered into a promissory note with its president for $19,350 that it repaid during 1999.

     In April 1999, the Company entered into an agreement with a corporate communications service firm ("Communications") for a monthly fee of $20,000. A principal of Communications is a director of the Company. Additionally, another principal of Communications is the spouse of a different director of the Company. The Company has determined that the terms of this agreement are at arms-length.

9.  REDEEMABLE CONVERTIBLE PREFERRED STOCK

     In October 1999, the Company issued 2,678,572 shares of Series B Convertible Preferred Stock ("Series B Preferred Stock") through a private placement for $30,000,000 resulting in net proceeds to the Company of $28,018,814. Each share of Series B Preferred Stock is convertible, at any time, at the option of the holder, into two shares of common stock.

     The Series B Preferred Stock was recorded at $27,331,814 which reflects the face amount of the preferred stock reduced by all issuance costs, resulting in a discount of $2,668,186.

     The Company will be required to redeem all outstanding shares of Series B Preferred Stock on and after December 31, 2003, at $11.20 per share plus all declared but unpaid dividends, if any. If total net revenue for the year ending December 31, 2000, is less than $13,650,000, the conversion price will be reduced as follows: (a) to $9.82 if net revenues for the year ending December 31, 2000, are at least $11,600,000 but less than $13,650,000 or (b) to $8.09 if net revenues for the year ending December 31, 2000, are less than $11,600,000. The carrying value of the Series B Preferred Stock is equal to its redemption value, net of offering costs, as no dividends have been declared or paid on these shares.

     The Series B Preferred Stock will be automatically converted into two shares of common stock upon the earlier of: (a) completion by the Company of an initial public offering raising gross proceeds of at least $20,000,000 and at an offering price per share of at least 150% of the then applicable conversion price, or (b) obtaining the written consent of the holders of at least 66 2/3% of the shares of Series B Preferred Stock then outstanding. Holders of a majority of outstanding shares of Series B Preferred Stock may, at any time, have the Company redeem all then outstanding shares of Series B Preferred Stock at the original purchase price plus all cumulative and unpaid dividends and any declared but unpaid dividends.

     The Series B Preferred Stock is senior to the Series A Preferred Stock, which in turn is senior to the Common Stock with respect to payment of dividends, if any, and liquidation preference. Series B and Series A Preferred Stockholders are entitled to voting rights equal to the number of shares of Common Stock into which the preferred stock is convertible. The Series B and A holders have additional voting rights regarding matters that affect their respective series of preferred stock. Series B Preferred Stockholders have certain additional voting rights.

     The Company incurred fees and expenses of $1,981,186 relating to the placement of the Series B Preferred Stock and also issued a five year warrant on to the placement agent to purchase 241,070 shares of common stock at an exercise price of $5.60 per share until June 7, 2004. The Company calculated the value of such warrant to be $687,000 using the Black-Scholes valuation method and reduced additional paid-in capital by such amount.

                            SCREAMING MEDIA.COM INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

10.  STOCKHOLDERS' EQUITY (DEFICIENCY)

     In January 1999, the Company was reincorporated in the state of Delaware. Pursuant to that reorganization, common stockholders of Interactive received one share of common stock of the Company with a par value of $0.01 per share in exchange for each common share of Interactive with a par value of $0.0001 per share. In addition, each preferred stockholder of Interactive received two shares of the Company's common stock in exchange for each share of Interactive preferred stock owned. Shares of common treasury stock and shares of preferred treasury stock of Interactive common were replaced by shares of common treasury stock of the Company at exchange rates of one for one and two for one, respectively.

     PREFERRED STOCK -- The Company is authorized to issue up to 5,000,000 shares of preferred stock.

     In January 1999, the Company issued 1,527,085 shares of Series A Convertible Preferred Stock ("Series A Preferred Stock") through a private placement, in consideration of gross proceeds to the Company of $5,500,000.

     Each share of Series A Preferred Stock is convertible at any time at the election of the preferred stockholders into two shares of common stock, subject to the provisions set forth in the Company's Certificate of Incorporation. The preferred stockholders are entitled to voting rights equal to the number of shares of common stock into which the Series A Preferred Stock is convertible. The Series A Preferred Stock will automatically be convertible into common stock upon the effectiveness of the filing by the Company of a registration statement with Securities and Exchange Commission in connection with the Company's initial public offering.

     TREASURY STOCK -- At December 31, 1998 and 1999, common treasury stock was comprised of 400,000 and 1,160,000 shares of common stock with a cost basis of $6,659 and $19,311, respectively. At December 31, 1998 preferred treasury stock consisted of 380,000 shares of preferred stock with a cost basis of $12,652. In January 1999, pursuant to the reorganization of the Company, all of the shares of preferred stock held in treasury were converted to 760,000 shares of common stock held in treasury. There are no preferred shares of treasury stock at December 31, 1999. During October 1998, the Company issued 400,000 shares of common stock from shares held in treasury stock to two directors and recorded compensation expense of $350,000 in connection with such grants. Such compensation expense equaled the fair value of the stock at the time of grant.

     WARRANTS -- In June 1999, in connection with legal services provided, the Company issued a warrant to purchase up to 14,286 shares of Common Stock at an exercise price of $3.50 per share. The warrant was valued at $50,000, using the Black-Scholes options pricing model. The warrant may be exercised at any time prior to June 10, 2004. The exercise price and the number and type of securities for which the warrant is exercisable are subject to adjustment in the event the Company issues any stock dividends, combines or splits its Common Stock or issues rights to acquire Common Stock under certain circumstances.

     In June 1999, in connection with architectural services provided, the Company issued a warrant to purchase up to 14,286 shares of Common Stock at an exercise price of $3.50 per share. The warrant was valued at $50,000, which was the invoiced amount of the services provided. The warrant may be exercised at any time prior to June 15, 2004. The exercise price and the number and type of securities for which the warrant is exercisable are subject to adjustment in the event the Company issues any stock dividends, combines or splits its Common Stock or issues rights to acquire Common Stock under certain circumstances.

                            SCREAMING MEDIA.COM INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

11.  STOCK OPTION PLAN

     The Company has established the 1999 Stock Option Plan (the "Plan") to provide for the granting of nonqualified stock options and incentive stock options to employees, directors and advisors to reward them for service to the Company and to provide incentives for future service and enhancement of shareholder value. As amended in April 1999, the Plan authorized the issuance of stock options covering up to 5,000,000 shares of Common Stock. The options vest in accordance with the terms of the agreements entered into by the Company and the grantee of the options. A total of 3,821,340 options have been granted under this plan at December 31, 1999.

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options.

     Transactions involving the incentive stock options granted are summarized as follows:

                                                                        WEIGHTED
                                                           NUMBER OF    AVERAGE
                                                            OPTIONS     EXERCISE
                                                          (IN SHARES)    PRICE
                                                          -----------   --------
Outstanding, January 1, 1999............................          --     $  --
Granted.................................................   3,821,340     $2.19
Exercised...............................................          --     $  --
Forfeited...............................................    (183,712)    $0.83
                                                           ---------     -----
Outstanding, December 31, 1999..........................   3,637,628     $2.26
                                                           =========     =====

     There were 873,032 options exercisable at December 31, 1999.

                                                           WEIGHTED
                                                            AVERAGE
                                                           REMAINING    WEIGHTED                 WEIGHTED
                                              NUMBER      CONTRACTUAL   AVERAGE      NUMBER      AVERAGE
                 RANGE OF                   OUTSTANDING      LIFE       EXERCISE   EXERCISABLE   EXERCISE
             EXERCISE PRICES                (IN SHARES)   (IN YEARS)     PRICE     (IN SHARES)    PRICE
             ---------------                -----------   -----------   --------   -----------   --------
$0.50.....................................     326,000       3.25        $0.50       103,860      $0.50
$1.80.....................................   1,978,842       3.25        $1.80       528,786      $1.80
$3.25-$3.50...............................   1,308,786       3.25        $3.33       240,386      $3.25
$5.50-$5.60...............................      24,000       3.25        $5.60            --      $  --

     SFAS No. 123, "Accounting for Stock-Based Compensation," provides for a fair value based method of accounting for employee options and options granted to non-employees and measures compensation expense using an option valuation model that takes into account, as of the grant date, the exercise price and expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock, and the risk-free interest rate for the expected term of the options.

     In connection with the issuance of certain options at prices below fair market value, the Company had recorded deferred compensation expense of $10,379,049 as of December 31, 1999, net of recognized compensation expense of $6,062,298 for the year ended December 31, 1999, representing the unamortized difference between the exercise price and the deemed fair market value of the Company's common stock at such date. Such amount is included as a reduction of stockholders' equity (deficiency) and is being amortized by charges to operations over the vesting period.

                            SCREAMING MEDIA.COM INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

11.  STOCK OPTION PLAN -- (CONTINUED)
     Pro forma disclosure as if the Company had adopted the cost recognition requirement under SFAS 123 is presented below for the year ended December 31, 1999.

Net loss -- as reported.....................................  $(13,165,739)
Net loss -- pro forma.......................................  $(13,909,885)
Net loss per common share -- as reported....................  $      (1.44)
Net loss per common share -- pro forma......................  $      (1.53)

     The fair value of options granted under the Plan for the year ended December 31, 1999, in complying with SFAS No. 123, was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used: no dividend yield, a volatility factor of 50%, risk-free interest rate of 6.0% and expected lives of 3.25 years.

12.  SUBSEQUENT EVENTS

     On February 4, 2000, the Company entered into an agreement with another tenant with contiguous space in the building to sublease the space with consent of the landlord. The lease expires on January 31, 2009, and results in additional straight line rent expense of $513,000 per year. The Company issued a warrant to the tenant allowing the tenant the right to purchase 50,000 shares of the Company's common stock at an exercise price of $5.60 per share. This warrant may be exercised at any time and expires on February 4, 2005.

     In addition, the tenant may require the Company to buy back the warrant at $14.40 per share. The fair market value of the common stock at the issuance date of the warrant is $20 per share. The value of the warrant has been determined to be $957,000; such value was derived by using the Black-Scholes option model. The value of the warrant will be amortized ratably over the life of the additional space.

                                     ******

                                     [LOGO]

                                    PART II

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by the Company. All amounts are estimates, other than the registration fee and the NASD fee.

Registration fee............................................  $19,800
NASD fee....................................................    8,000
Nasdaq National Market application and listing fee..........        *
Accounting fees and expenses................................        *
Legal fees and expenses.....................................        *
Printing and engraving......................................        *
Transfer Agent fees and expenses............................        *
Blue sky fees and expenses..................................        *
Miscellaneous expenses......................................        *
                                                              -------
          Total.............................................  $  *
                                                              =======

---------------

* To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 102 of the Delaware General Corporation Law ("DGCL") as amended allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

     Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of ScreamingMedia) by reason of the fact that the person is or was a director, officer, agent or employee of the ScreamingMedia or is or was serving at our request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of ScreamingMedia, and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the ScreamingMedia as well but only to the extent of defense expenses (including attorneys' fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to ScreamingMedia, unless the court believes that in light of all the circumstances indemnification should apply.

     Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

     Our Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to ScreamingMedia or its stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

     - for any transaction from which the director derived an improper personal benefit.

     These provisions are permitted under Delaware law.

     Our Amended and Restated Bylaws provide that:

     - we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

     - we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our Board of Directors; and

     - we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law.

     The indemnification provisions contained in our Amended and Restated Certificate of Incorporation and Amended and Restate Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, we maintain insurance on behalf of its directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Since its inception, ScreamingMedia.com has issued and sold the following securities:

     On October 20, 1998, ScreamingMedia.com's predecessor issued a convertible promissory note to Jay Chiat, in the amount of $250,000, due on October 19, 2001. This note was converted in April 1999 for 149,344 shares of Common Stock.

     On January 28, 1999, we issued a total of 2,075,000 shares of Common Stock to holders of our original common stock and preferred stock, in connection with our reorganization which included 75,000 shares of common stock to Brian Cavanaugh in exchange for services rendered to the Company and 400,000 shares of common stock to two members of the board of directors.

     On February 15, 1999, we issued convertible promissory notes to James D. Robinson, Linda Robinson, Ken Lerer and Kevin C. Clark for a total amount of $250,000, due on December 10, 2001. All notes were converted in April 1999 for a total of 149,344 shares of Common Stock.

     On March 9, 1999, we issued a convertible promissory note to Brian Cavanaugh, in the amount of $50,000, due on December 10, 2001. This note was converted in April 1999 for 29,870 shares of Common Stock.

     In March 1999, we issued and sold 1,107,366 shares of Series A Preferred Stock for gross proceeds of $4.0 million.

     In April 1999, we issued and sold an additional 419,719 shares of Series A Preferred Stock for gross proceeds of $1.5 million.

     In April 1999, we granted four members of our advisory board options to purchase an aggregate of 55,560 shares of Common Stock at $1.80 per share.

     In July 1999, we granted three members of our advisory board options to purchase an aggregate 41,670 shares of common stock at $1.80 per share.

     In July 1999, we granted Wm. Brian Little, a director of the Company, a five-year option to purchase 27,778 shares of Common Stock at $1.80 per share. All options granted to directors and advisors were fully vested upon grant.

     In August 1999, we issued 3,000 shares of common stock in consideration for consultancy services.

     On October 6, 1999, we issued and sold 2,678,572 shares of our Series B Convertible Preferred Stock at a price of $11.20 per share.

     On December 27, 1999, we granted a non-qualified stock option to Wm. Brian Little to purchase 15,386 shares of Common Stock at an exercise price of $3.25 per share.

     In addition, as of January 31, 2000, the Company has granted options to purchase a total of 3,769,928 shares of Common Stock to employees, including certain senior managers, at a weighted average exercise price of approximately $2.30 per share.

     The issuances described above in this Item 15 were deemed exempt from registration under the Securities Act in reliance on either: (1) Rule 701 promulgated under the Securities Act as offers and sales of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701; or (2) Section 4(2) of the Securities Act, including Regulation D thereunder, as transactions by an issuer not involving any public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

a. Exhibits

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
1        Form of Underwriting Agreement.*
3.1      Amended and Restated Certificate of Incorporation of the
         Company.*
3.2      Amended and Restated By-laws of the Company.*
4.1      Form of ScreamingMedia's stock certificate.*
4.2      Form of ScreamingMedia's Rights Plan.*
5.1      Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.*
10.1     Master Lease Agreement No. 13330 dated July 16, 1999 by and among the Registrant and Data General Corporation.
10.2     Master Agreement No. 2430 dated December 9, 1999 by and
         among the Registrant and Cisco Systems Capital Corporation.*
10.3     Master Lease Agreement No. 7345913 dated May 25, 1999 by and among the Registrant and Dell Financial Services L.P.*
10.4.1   Agreement of Lease dated March 31, 1999, by and among the
         Registrant and 601 West Associates LLC.
10.4.2   First Lease Modification Agreement dated June 18, 1999 by
         and among the Registrant and 601 West Associates LLC.
10.5     Sublease Agreement dated February 4, 2000 by and among the
         Registrant and Tomar Studio, Inc.
10.6     Warrant Agreement dated June 7, 1999, by and among the
         Registrant and Deutsche Bank Securities Inc.
10.7     Warrant Agreement dated June 10, 1999, by and among the
         Registrant and Carter, Ledyard, Milburn, LLP.
10.8     Warrant Agreement dated February 4, 2000 by and among the
         Registrant and Tomar Associates, Inc.
10.9     Letter Employment Agreement dated June 7, 1999 between the
         Registrant and Marianne Howatson.
10.10    Employment Agreement dated November 8, 1999, between the
         Registrant and Kevin C. Clark.
10.11    Series A Preferred Stock Purchase Agreement dated as of June
         8, 1999 by and among the Registrant, the investors named
         therein and i-Recall, Inc.

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
10.12    Preferred Stock Purchase Agreement of Series A Preferred
         Stock dated as of May 14, 1999 by and among the Registrant and SoftCom, Inc.
10.13    1999 Stock Option Plan.*
10.14    Form of 2000 Equity Incentive Plan, dated           , 2000.*
10.15    Form of ScreamingMedia.com Inc. Management Incentive Plan,
         dated           , 2000.*
10.16    Agreement dated April 1999, by and among the Registrant and
         Robinson, Lerer & Montgomery.
10.17    Warrant Agreement dated June 15, 1999 by and among the
         Registrant and Hut Sachs Studio.
16       Letter regarding change in certifying accountant.
23.1     Consent of Deloitte & Touche LLP.
23.2     Consent of David Tarlow & Co., P.C.
23.3     Consent of Skadden, Arps, Slate, Meagher & Flom LLP.*
24       Power of Attorney (included on signature page of the
         Registration Statement).

---------------
* To be filed by amendment.

b. Financial Statement Schedules

     None.

ITEM 17. UNDERTAKINGS.

     The undersigned registrants hereby undertake to provide to the underwriters at the closing certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrants pursuant to the provisions described in Item 14, or otherwise, the registrants have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrants against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrants hereby undertake that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or
     (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 16, 2000.

                                         SCREAMING MEDIA.COM INC.

                                          By: /s/ KEVIN C. CLARK
                                            ------------------------------------
                                              Name: Kevin C. Clark
                                              Title: Chief Executive Officer

     Each person whose signature appears below hereby constitutes and appoints Kevin C. Clark and William P. Kelly, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all (1) amendments (including post-effective amendments) and additions to this Registration Statement and (2) Registration Statements, and any and all amendments thereto (including post-effective amendments), relating to the offering contemplated pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

           SIGNATURE                                  TITLE                               DATE
           ---------                                  -----                               ----

         /s/ JAY CHIAT                        Chairman of the Board                 February 16, 2000
------------------------------
           Jay Chiat

      /s/ ALAN S. ELLMAN         President Chief Operating Officer and Director     February 16, 2000
------------------------------
        Alan S. Ellman

      /s/ KEVIN C. CLARK              Chief Executive Officer and Director          February 16, 2000
------------------------------
        Kevin C. Clark

       /s/ ROY R. BOLING                  Principal Accounting Officer              February 16, 2000
------------------------------
         Roy R. Boling

     /s/ WILLIAM P. KELLY            General Counsel, Secretary and Director        February 16, 2000
------------------------------
       William P. Kelly

  /s/  JAMES D. ROBINSON III                        Director                        February 16, 2000
------------------------------
     James D. Robinson III

     /s/ WM. BRIAN LITTLE                           Director                        February 16, 2000
------------------------------
       Wm. Brian Little

     /s/ KENNETH B. LERER                           Director                        February 16, 2000
------------------------------
       Kenneth B. Lerer

    /s/ PATRICK J. MCNEELA                          Director                        February 16, 2000
------------------------------
      Patrick J. McNeela

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
1        Form of Underwriting Agreement.*
3.1      Amended and Restated Certificate of Incorporation of the
         Company.*
3.2      Amended and Restated By-laws of the Company.*
4.1      Form of ScreamingMedia's stock certificate.*
4.2      Form of ScreamingMedia's Rights Plan.*
5.1      Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.*
10.1     Master Lease Agreement No. 13330 dated July 16, 1999 by and among the Registrant and Data General Corporation.
10.2     Master Agreement No. 2430 dated December 9, 1999 by and
         among the Registrant and Cisco Systems Capital Corporation.*
10.3     Master Lease Agreement No. 7345913 dated May 25, 1999 by and among the Registrant and Dell Financial Services, L.P.*
10.4.1   Agreement of Lease dated March 31, 1999, by and among the
         Registrant and 601 West Associates LLC.
10.4.2   First Lease Modification Agreement dated June 18, 1999 by
         and among the Registrant and 601 West Associates LLC.
10.5     Sublease Agreement dated February 4, 2000 by and among the
         Registrant and Tomar Studios, Inc.
10.6     Warrant Agreement dated June 7, 1999, by and among the
         Registrant and Deutsche Bank Securities Inc.
10.7     Warrant Agreement dated June 10, 1999, by and among the
         Registrant and Carter, Ledyard, Milburn, LLP.
10.8     Warrant Agreement dated February 4, 2000 by and among the
         Registrant and Tomar Studios, Inc.
10.9     Letter Employment Agreement date June 7, 1999 between the
         Registrant and Marianne Howatson.
10.10    Employment Agreement dated November 8, 1999, 2000 between
         the Registrant and Kevin C. Clark.
10.11    Series A Preferred Stock Purchase Agreement dated as of June
         8, 1999 by and among the Registrant, the investors named
         therein and i-Recall, Inc.
10.12    Preferred Stock Purchase Agreement of Series A Preferred
         Stock dated as of May 14, 1999 by and among the Registrant and SoftCom, Inc.
10.13    1999 Stock Option Plan.*
10.14    Form of 2000 Equity Incentive Plan, dated           , 2000.*
10.15    Form of ScreamingMedia.com Inc. Management Incentive Plan,
         dated           , 2000.*
10.16    Agreement dated April 1999, by and among the Registrant and
         Robinson, Lerer & Montgomery.
10.17    Warrant Agreement dated June 15, 1999, by and among the
         Registrant and Hut Sachs Studio.
16       Letter regarding change in certifying accountant.
23.1     Consent of Deloitte & Touche LLP.
23.2     Consent of David Tarlow & Co., P.C.
23.3     Consent of Skadden, Arps, Slate, Meagher & Flom LLP.*
24       Power of Attorney (included on signature page of the
         Registration Statement).

---------------
* To be filed by amendment.